

FUJI PHOTO FILM CO., LTD.
26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 1076-8620, JAPAN

File No. 82-78
August 18, 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL
AUG 2 5 2006
WASH., D.C. 185

Re: Fuji Photo Film Co., Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission, pursuant to Rule 12g3-2(b)(1)(iv), with an updated list identifying information currently required to be made public, filed with any stock exchange or distributed to holders of our common stock.

If you have any further questions or requests for additional information, please do not hesitate to contact Junji Okada at 011-813-6418- 2844(telephone) or 011-813-6418-2533 (facsimile).

Very truly yours,

Fuji Photo Film Co., Ltd.

By ______________________
Junji Okada
General Manager
IR office,
Corporate Planning Headquarters

Attachment

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

dlw 8/24

031505-0002-11134-Tokyo.2014859.1

ANNEX A

Name of Report or Announcement	Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Annual securities report (including audited financial statements) (in Japanese)	Within three months after the end of fiscal year (March31)	Article 24(1) of Securities and Exchange Law of Japan
Semi-annual securities report (including interim financial statements) (in Japanese)	Within three months after the end of interim period (September 30)	Article 24-5(1) of the Securities and Exchange Law of Japan
Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay when necessary	Article 24-5(4) of the Securities and Exchange Law of Japan
Annual, interim, first and third quarterly financial results	Without delay when available	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange
Notice in relation to material issued as to the Company's business etc. that can significantly impact an investor's decision with respect to the Company and any amendment thereto (if any)	Promptly after the occurrence of the event giving rise to such issues	Article 2 of Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange
Press releases material to an investment decision (in Japanese or English) (if any)	None	None
Annual business report to shareholders (in Japanese)	None	None
Interim business report to shareholders (in Japanese)	None	None
Annual report (in Japanese and English)	None	None
Semi-annual report (in English)	None	None
Notice of convocation of a general meeting of shareholders, including balance sheet, statement of income, report on operations and proposal for appropriation of retained earnings (in Japanese or English)	Two weeks prior to the meeting	Article 299 of the Corporate Law of Japan
Notice of resolutions of a general meeting of shareholders (in Japanese or English)	None	None

Name of Report or Announcement	Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Publication Requirement
Notice of payments of interim statutory public notices (in Japanese)(if any)	None	None
Statutory public notices (in Japanese)(if any)	When necessary	The Corporate Law and /or Securities and Exchange Law of Japan

FUJI PHOTO FILM CO., LTD.

26-30, NISHIAZABU 2-CHOME
MINATO-KU, TOKYO 1076-8620, JAPAN

File No. 82-78
August 18, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Fuji Photo Film Co., Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with our Annual Report and the additional information for the year 2006 to date listed on the attached index as required by Rule 12g3-2(b). References made herein to the "Company" refer to Fuji Photo Film Co., Ltd.

Very truly yours,

Fuji Photo Film Co., Ltd.

By ______________________
Junji Okada
General Maneger
IR office,
Corporate Planning Headquarters

Attachments

INDEX

List of English Language Documents

1. Annual Report 2006 (Attached hereto as A-1)
2. Financial Results for the third quarter ended December 31, 2005 (Attached hereto as A-2)
3. Financial Results for the fiscal year ended March 31, 2006 (Attached hereto as A-3)
4. Financial Results for the first quarter ended June 30, 2006 (Attached hereto as A-4)
5. Announcement of Determination of Terms and Conditions of Issuance of Convertible Bonds (Attached hereto as A-5)
6. Announcement of Issuance of Convertible Bonds (Attached hereto as A-6)
7. FUJINON CORPORATION to Become a Wholly-Owned Subsidiary through Share Exchange (Attached hereto as A-7)
8. Press release of the Company dated January 16, 2006 (Attached hereto as A-8)
9. Press release of the Company dated January 19, 2006 (Attached hereto as A-9)
10. Press release of the Company dated January 31, 2006 (Attached hereto as A-10)
11. Press release of the Company dated February 20, 2006 (Attached hereto as A-11)
12. Press release of the Company dated February 22, 2006 (Attached hereto as A-12)
13. Press release of the Company dated March 13, 2006 (Attached hereto as A-13)
14. Press release of the Company dated April 3, 2006 (Attached hereto as A-14)
15. Press release of the Company dated April 6, 2006 (Attached hereto as A-15)
16. Press release of the Company dated April 12, 2006 (Attached hereto as A-16)
17. Press release of the Company dated April 27, 2006 (Attached hereto as A-17)
18. Press release of the Company dated June 13, 2006 (Attached hereto as A-18)
19. Notice of convocation of the 110th ordinary general meeting of shareholders (previously furnished to the Commission on July 20, 2006)
20. Notice of Resolutions of the 110th Ordinary Meeting of Shareholders (previously furnished to the Commission on July 20, 2006)

List of Japanese Language Documents (including brief description)

1. Annual securities report for the year ended March 31, 2006

   Annual securities report for the year ended March 31, 2006 submitted to the Director of the Kanto Local Finance Bureau, describing the Company's capital, management, business and financial statements for the year ended March 31, 2006 and other matters concerning the Company. The financial statements for the year ended March 31, 2006 and business description are included in the Annual Report 2006 attached hereto as A-1.

2. Extraordinary report dated March 8, 2006

   Extraordinary report dated March 8, 2006 submitted to the Director of the Kanto Local Finance Bureau, regarding the issuance of convertible bonds. Related information is included in the documents attached hereto as A-5 and A-6.

3. Extraordinary report dated April 28, 2006

   Extraordinary report dated April 28, 2006 submitted to the Director of the Kanto Local Finance Bureau, regarding the corporate split transaction. Related information is included in the document attached hereto as A-17.

4. Extraordinary report dated June 19, 2006

   Extraordinary report dated June 19, 2006 submitted to the Director of the Kanto Local Finance Bureau, regarding the share exchange between the Company and FUJINON CORPORATION. Related information is included in the document attached hereto as A-7.

5. Annual business report to shareholders

   The annual business report to shareholders is a brief description of the Company's capital, management, business and financial statements. The financial statements included in such business report are included in the Annual Report 2006 attached hereto as A-1.

6. The announcement about the company split transaction and change of trade name dated April 27, 2006

   Announcement about the transition to a holding company structure through company split and change of trade name dated April 27, 2006 submitted to the Tokyo Stock Exchange. Related information is included in the document attached hereto as A-16 and the second proposition of the Notice of Resolutions of the 110th Ordinary Meeting of Shareholders (previously furnished to the Commission on July 20, 2006).

7. The announcement about partial amendments to the Articles of Incorporation of the Company dated April 27, 2006

   Announcement about partial amendments to the Articles of Incorporation of the Company dated April 27, 2006 submitted to the Tokyo Stock Exchange. Related information is included in the third proposition of the Notice of Resolutions of the 110th Ordinary Meeting of Shareholders (previously furnished to the Commission on July 20, 2006).

ANNEX A



FUJI PHOTO FILM CO., LTD.

Shigetaka Komori
President and Chief Executive Officer

Financial Results (Consolidated) for the Nine months ended December 31, 2005

1. Notes to Consolidated Financial Statements

(1) Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
- Difference in Accounting Policies from the fiscal year ended March 31, 2005: N/A

(2) Change in Scope of Consolidation and Equity Method: Applicable
- Consolidated Subsidiaries: 224 subsidiaries
- Companies accounted for by equity method: 94 companies

2. Results of the Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes		Net Income	
		%		%		%		%
Nine months ended Dec. 31, 2005	1,985,305	4.9	101,664	(29.8)	109,906	(23.6)	60,225	(18.1)
Nine months ended Dec. 31, 2004	1,892,953	(0.5)	144,852	(1.2)	143,944	7.8	73,493	2.8
(Ref.) Year ended March 31, 2005	2,527,374		164,442		162,346		84,500	

	Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
	Yen	Yen
Nine months ended Dec. 31, 2005	118.25	-
Nine months ended Dec. 31, 2004	143.22	-
(Ref.) Year ended March 31, 2005	164.78	-

Notes 1. Average number of shares:
Nine months ended Dec. 31, 2005: 509,293,728 Nine months ended Dec. 31, 2004: 513,142,738
Year ended March 31, 2005: 512,801,030
2. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity Per Share of Common Stock
			%	Yen
As of Dec. 31, 2005	3,069,458	1,958,258	63.8	3,845.11
As of Dec. 31, 2004	2,970,893	1,844,245	62.1	3,593.87
(Ref.) As of March 31, 2005	2,983,457	1,849,102	62.0	3,630.67

Note: Number of Shares Outstanding:
As of Dec. 31,2005: 509,284,842 As of Dec. 31, 2004: 513,163,881
As of March. 31,2005: 509,299,992

(3) CASH FLOWS

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash used in Financing Activities	Cash and Cash Equivalents at end of period
Nine months ended Dec. 31, 2005	158,571	(170,203)	(28,047)	257,877
Nine months ended Dec. 31, 2004	136,500	(221,337)	(44,456)	334,105
(Ref.) Year ended March 31, 2005	219,361	(312,401)	(83,406)	288,157

3. Forecast for the Fiscal Year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Revenue	Operating Income	Income before Income Taxes	Net Income
For year ending March 31, 2006	2,650,000	75,000	73,000	20,000

(reference) Expected Net Income Per Share of Common Stock for Year ending March 31, 2006: ¥ 39.27

Note: These forecast are based on the Company's current assumptions and beliefs in light of the information currently available to it, and involve known and unknown risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. See note on page 7.

FUJIFILM



FUJI PHOTO FILM CO., LTD.

Shigetaka Komori
President and Chief Executive Officer

January 31, 2006
URL: http://home.fujifilm.com/

Financial Results (Consolidated) for the Third Quarter ended December 31, 2005

1. Notes to Consolidated Financial Statements

(1) Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
- Difference in Accounting Policies from the fiscal year ended March 31, 2005: N/A

(2) Change in Scope of Consolidation and Equity Method: Applicable
- Consolidated Subsidiaries: 224 subsidiaries
- Companies accounted for by equity method: 94 companies

2. Results of the Third Quarter ended December 31, 2005 (From October 1, 2005 to December 31, 2005)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes		Net Income	
		%		%		%		%
Three months ended Dec. 31, 2005	681,725	6.5	41,650	(4.4)	46,350	21.9	27,111	30.4
Three months ended Dec. 31, 2004	640,028	(0.4)	43,550	(17.7)	38,009	(27.5)	20,787	(31.6)
(Ref.) Year ended March 31, 2005	2,527,374		164,442		162,346		84,500	

	Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
	Yen	Yen
Three months ended Dec. 31, 2005	53.23	-
Three months ended Dec. 31, 2004	40.51	-
(Ref.) Year ended March 31, 2005	164.78	-

Notes 1. Average number of shares:
Three months ended Dec. 31, 2005: 509,288,400 Three months ended Dec. 31, 2004: 513,121,840
Year ended March 31, 2005: 512,801,030
2. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income Taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity Per Share of Common Stock
			%	Yen
As of Dec. 31, 2005	3,069,458	1,958,258	63.8	3,845.11
As of Dec. 31, 2004	2,970,893	1,844,245	62.1	3,593.87
(Ref.) As of March 31, 2005	2,983,457	1,849,102	62.0	3,630.67

Note: Number of Shares Outstanding:
As of Dec. 31,2005: 509,284,842 As of Dec. 31, 2004: 513,163,881
As of March. 31,2005: 509,299,992

(3) CASH FLOWS

	Net Cash Provided by Operating Activities	Net Cash used in Investing Activities	Net Cash used in Financing Activities	Cash and Cash Equivalents at end of period
Three months ended Dec. 31, 2005	50,969	(69,377)	7,436	257,877
Three months ended Dec. 31, 2004	11,178	(77,896)	(1,903)	334,105
(Ref.) Year ended March 31, 2005	219,361	(312,401)	(83,406)	288,157

1. Operating Results

(1) An overview of consolidated operating results for the nine months ended December 31, 2005

Consolidated revenue rose 4.9%, to ¥1,985.3 billion, during the period under review (April 1, 2005, through December 31, 2005) in comparison with the same period of the previous fiscal year. Although sales of the imaging solutions business declined, owing mainly to lower revenues from color films and digital minilabs, sales of flat panel display materials posted a major increase because of continued strong demand. Other factors similarly supporting growth in sales were expansion in supply volume for digital color multifunction devices and office printers, especially low-priced models, contributions from newly acquired companies that were included within the scope of consolidation in the previous fiscal year, and the positive effect of the depreciation of the yen against the U.S. dollar and the euro. Domestic sales expanded 1.3%, to ¥976.3 billion, and overseas sales posted a gain of 8.6%, to ¥1,009.0 billion. Regarding profits, a major factor having a significant impact on the year-on-year comparison of profitability was Fuji Xerox's recording of a one-time gain on the transfer of the substitutional portion of its employee pension fund liabilities in the previous fiscal year. Despite the Company's efforts to reduce costs at manufacturing, procurement, and other stages, a number of factors acted to push expenses upward. These included cost increases due to rises in principal raw material prices, higher R&D spending to create new products and businesses, start-up costs related to the Fuji Xerox's introduction of new core information systems, general expenses associated with strengthening overseas sales capabilities in document solutions, and expenditures accompanying proactive measures to reorganize manufacturing systems for imaging solutions operations centered on photosensitive materials operations and digital imaging operations. These increases in selling, general and administrative as well as other costs resulted in a decline in operating income of 29.8%, to ¥101.7 billion. Income before income taxes fell 23.6%, to ¥109.9 billion, and net income was down 18.1%, to ¥60.2 billion.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the period under review were ¥112 and ¥137, respectively.

(2) An overview of consolidated operating results for the third quarter ended December 31, 2005.

Consolidated revenue during the third quarter of the Company's fiscal year (October 1, 2005, to December 31, 2005) amounted to ¥681.7 billion, up 6.5% from the same period of the previous fiscal year. Although sales of color films and digital minilabs declined as a result of weakening demand, sales of flat panel display materials showed a substantial increase along with expansion in the production capacity for these materials. Other developments supporting growth in sales were the expansion in the supply volume for digital multifunction devices and office printers, especially low-priced models, contributions from newly acquired companies that were included within the scope of consolidation in the previous fiscal year, and the positive impact of the depreciation of the yen against the U.S. dollar. Domestic sales were up 1.3% year on year, to ¥330.1 billion, and overseas sales increased 11.9%, to ¥351.6 billion. Regarding operating income, although the Company adopted measures to cut costs by improving manufacturing efficiency, lowering procurement costs, and more tightly focusing spending in strategic areas, overall costs, including selling, general and administrative expenses, increased because of the higher prices of principal raw materials, more spending on R&D to develop new products and businesses, start-up costs related to the Fuji Xerox's introduction of new core information systems, and general expenses associated with strengthening overseas sales capabilities in document solutions. As a consequence, operating income declined 4.4%, to ¥41.7 billion. However, foreign exchange gains on settlement and translation of foreign currency-denominated receivables and payables were recognized in this quarter, while foreign exchange losses were recognized in the same quarter of the previous fiscal year. As a result, income before income taxes and net income increased 21.9% to ¥46.4 billion and 30.4% to ¥27.1 billion, respectively.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the quarter under review were ¥117 and ¥139, respectively.

Imaging Solutions

Consolidated revenue in this segment during the third quarter amounted to ¥194.8 billion, down 5.2% from the same period of the previous fiscal year. Factors such as declines in sales of color films and digital minilabs due to weaker demand exerted a negative influence, although sales of digital cameras expanded principally high-sensitivity models.

In the imaging field, Fujifilm offers high-value-added products and services, both digital and analog, from image input to output, that meet the increasingly diverse and advanced needs of its customers. Particularly, in the field of digital camera prints, Fujifilm has positioned expanding print volume as a key issue and is proactively taking diverse measures to further expand its business in this field. Specifically, Fujifilm is aggressively employing TV commercials to increase the awareness of digital camera prints and their special features. In addition, to further enhance the convenience of "Print at Retail" digital image printing services, Fujifilm has worked to expand the installation of digital minilab Frontier series. Although sales of Frontier minilabs are declining, affected by the weaker demand for new installations, Fujifilm is endeavoring to expand the infrastructure for digital image printing by promoting the sale of in-store self-printing systems that can be installed at low cost along with sales of minilabs. In part, as a result of these initiatives, sales of digital camera prints are showing continued strong expansion. Regarding digital cameras, sales have remained robust in Japan as a result of the introduction of the FinePix F11 and FinePix Z2 in this third quarter. These are follow-up models to the hit products of spring 2005: the FinePix F10, which boasts a maximum sensitivity of ISO 1600 and enables the capturing of attractive photos even in dim lighting conditions while reducing problems associated with camera shaking and movement of photographed objectives, and the FinePix Z1, which features an ultra-thin, fully flat body. Overseas, also, as a result of the increasing awareness of the advantages of high sensitivity, sales of the FinePix F10 and FinePix F11 are expanding, principally in Asia and Europe. However, conditions in the digital camera business continue harsh because of the progressive maturing of the markets and intense price competition. In response, the Company is implementing reforms to improve competitiveness, through shifting the manufacturing function to China and making improvements in supply chain management. In the color film business, there have been some improvements, including strong sales of QuickSnap one-time-use recyclable cameras to mass retailers in the North American market, but overall sales are declining along with the weakening in demand.

Information Solutions

Consolidated revenue during the third quarter in this segment rose 18.2% from the same period of the previous year, to ¥221.8 billion. This strong performance was due to a number of factors, including major increases in sales of flat panel materials stemming from rapid growth in this area, expansion in the medical diagnostic product field and endoscopes as well as steady growth in computer-to-plate (CTP) systems, owing to robust growth in demand. Other factors were contributions to consolidated revenue from newly consolidated subsidiaries FUJIFILM Electronic Materials U.S.A., Inc., which conducts business in the semiconductor-related process materials field, and FUJIFILM Sericol UK Limited, which is responsible for the ink production and related businesses, including inks for screen printing and industrial inkjet printing.

In flat panel display materials, sales of mainstay FUJITAC and WV Film products showed substantial expansion along with robust conditions in the liquid crystal display market. To respond to the strong need for these products, the Company is working to expand its production capacity, and a new production facility for FUJITAC went into operation in December 2005. Fujifilm plans to continue to increase its production capacity and is accelerating the expansion of its flat panel display materials business.

Regarding the medical imaging business, in the medical diagnostic product field, the general trend to digital equipment supported strong sales of equipment and materials, including Fuji Computed Radiography (FCR), dry imagers, and dry films.

In the endoscope product field, overall sales expanded, as a result of the September 2005 launch of a new product that incorporates Fujifilm's Super CCD and unique image-processing technology, which together provide ultra-clear and high-resolution images, to the existing Transnasal Endoscope product lineup.

In the field of graphic arts systems, while the demand for graphic arts films has been declining along with the worldwide trend to using CTP systems, sales of CTP system related products have been expanding substantially. Since strong demand has been forecast for CTP plate products, as their usage has been increasing in the European, North American, and Japanese markets and is expected to grow in the Asian markets, the Company is currently expanding its CTP plate production capacity.

Regarding recording media, despite difficult conditions in the DVD media field, where price competition continues to be intense, sales overall are increasing steadily because of the contribution of high demand for the Company's mainstay mid-range data storage tape, LTO Ultrium 3. In addition, in the high-end enterprise data storage media field, sales of data cartridges for the IBM's Enterprise Tape Drive 3592 achieved steady growth.

Within the office & industry business, in the optical lens product area, sales of megapixel lens units are rising steadily, buoyed by growth in demand for more sophisticated camera phones.

*LTO and Ultrium are registered trademarks of Hewlett Packard, Inc. and IBM, in the United States and other countries.

Document Solutions

Increases in sales of color models of digital multifunction devices and laser printers, particularly export sales to North American and European markets, contributed to an increase in consolidated revenue during the third quarter in this segment, to ¥265.1 billion, up 7.3% from the same period of the previous fiscal year.

In the office product business, the Company is strengthening its domestic lineup of ApeosPort series products that responds to the requirements for better document security and integrated document management, following the implementation of the e-Document Act and Personal Information Protection Act. For example, in addition to the DocuCentre C7550 I, the top product in the DocuCentre Color multifunction device line, the Company has introduced the ApeosPort C7550 I, which has advanced network functions. In addition, exports of full-color, high-speed products and monochrome, low-speed products to North America and Europe expanded substantially in volume terms over the same period from the previous year.

Regarding office printer operations, the volume of color printer exports to North America and Europe surged, driven especially by the OEM sales volume of low-priced laser printers. In addition, in China and other Asia pacific region, sales of low-priced units showed robust expansion. Moreover, in the office product and office printer businesses, sales of color products are on an upward trend. Accordingly, going forward, the Company plans to equip all newly introduced copiers and multifunction devices as well as office printers with emulsion aggregation (EA) toner. With these plans in mind, the Company completed and put into operation a new facility for the production of EA toner to meet the expected growth in demand. As a result, the Company's production capacity of EA toner is now twice the level of the previous fiscal year.

In the production services business, in Asia-Pacific region, including China, sales of on-demand printing systems for the digital printing market, such as computer printing systems and the Xerox iGen3 110 Digital Production Press, expanded. In Japan, the Company has strengthened its line-up of related equipment, including the DocuColor 7000 Digital Press, a full-color digital printing system, for professional users in the digital printing market.

In the office services business, the document outsourcing business is continuing to expand in Japan. Moreover, sales of "beat," a secure network outsourcing service for medium-sized and small businesses, have expanded, and the Company has introduced its "beat branch service," an Internet-based virtual private network (VPN) service for small businesses, which supports the centralized management of networks with multiple bases and features low-cost operation.

Along with the initiatives by business segment as described, in line with Fujifilm's VISION75 medium-term management plan, the Company is implementing measures to strengthen the management base of the Fujifilm Group.

In accord with the Fujifilm's goal of "Building New Growth Strategies" and to strengthen its fine chemical operations, the Company newly established the Fine Chemicals Business Division at its Kanagawa Factory in June 2005. Moreover, to strengthen these activities further, the Company made Sankio Chemical Co., Ltd., formerly an affiliate in the chemical manufacturing area, a wholly owned subsidiary on January 1, 2006, and renamed this company FUJIFILM FINECHEMICALS CO., LTD. By repositioning this company as a 100%-owned subsidiary, the Company will now be in a position to realign and improve the efficiency of its chemical development activities and related production systems. In addition, the Company will be able to make use of its know-how in the development and manufacturing of pharmaceutical materials in the life science business and move forward with the effective use of the its manufacturing facilities in China.

In the field of semiconductor materials, the Company acquired a 50% equity share of Planar Solutions, LLC, owned by Arch Chemicals, Inc., through the Company's subsidiary FUJIFILM Electronic Materials U.S.A., Inc. Planar develops and manufactures semiconductor Chemical Mechanical Planarization(CMP) slurry materials. By drawing on the strong product development and manufacturing capabilities of Planar Solutions, the Group will be able to expand its business domain to include CMP slurry materials, an area for which major growth is forecast in future.

In addition, Fujifilm made the decision to purchase Avecia Inkjet Limited, the leading manufacturer of dyes and inks for inkjet printers, and signed an acquisition contract for the deal. Integrating this company, which not only manufactures ink materials but also develops and markets them worldwide, into the Group as a wholly owned subsidiary will boost the Group's capabilities in this field. The Group will therefore be positioned to expand its position in supplying these materials, which are forecast to show steady growth going forward as demand for these printers expands along with the rise in ownership of printers for household use.

(3) Outlook for the full fiscal year

In line with the fundamental strategies in Fujifilm's VISION75 medium-term management plan, Fujifilm has implemented comprehensive structural reforms centered on manufacturing, marketing, distribution and reorganization of film-processing laboratory systems in imaging solutions business. However, an unfavorable market situation is projected to continue and further negative impact on profit is expected. Looking ahead at further changes in the market environment, Fujifilm has decided to implement measures, which will reform the whole of current structure including R&D, production and distribution. The Company decided to implement the reforms intensively over a one-year period, spanning the second half of the fiscal year ending March 2006 and the first half of the fiscal year ending March 2007. To accomplish these structural reforms, Fujifilm will appropriate non-recurring expense of a total of 165.0 billion yen in the current and next fiscal year. As 80.0 billion yen out of 165.0 billion yen will be appropriated in the current fiscal year, the Company is revising its estimated performance projection downward for the current fiscal year. The structural reforms include the reduction of approximately 5,000 people from the Imaging Solutions segment.

The implementing of the structural reforms is expected to significantly reduce fixed costs in future and thereby let Fujifilm secure stable revenue for imaging solutions business. At the same time, Fujifilm will continue to boost investment in R&D and M&A transactions centered around medical/life-science, document, graphic arts, highly functional materials including flat panel display materials, semiconductor materials and inkjet ink materials and optical devices. Through these measures, Fujifilm Group will move forward concertedly to realize further growth.

1. Forecast for the consolidated operating results for the fiscal year ending March 2006

(Millions of yen)

	Revenue	Operating Income	Income before Income Taxes	Net Income
Previous forecast*(A)	2,700,000	170,000	164,000	85,000
Revised forecast (B)	2,650,000	75,000	73,000	20,000
Net (B-A)	(50,000)	(95,000)	(91,000)	(65,000)
Percentage (%)	(1.9)	(55.9)	(55.5)	(76.5)
Results for the fiscal year ended March 2005	2,527,374	164,442	162,346	84,500

2. Forecast for the non-consolidated operating results for the fiscal year ending March 2006

(Millions of yen)

	Revenue	Operating Income	Ordinary Income	Net Income
Previous forecast*(A)	760,000	45,000	61,000	42,000
Revised forecast (B)	740,000	46,000	65,000	32,000
Net (B-A)	(20,000)	1,000	4,000	(10,000)
Percentage (%)	(2.6)	2.2	6.6	(23.8)
Results for the fiscal year ended March 2005	761,688	52,690	79,686	54,681

(note) Previous forecasts were announced on October 31, 2005.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. Where any such forward-looking statement include a statement of the assumptions or bases underlying such forward-looking statement, Fujifilm cautions that assumed facts or bases almost always vary from the actual results, and differences between assumed facts of bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, FUJIFILM or its management expresses an expectation or belief will result or be achieved or accomplished. The words "forecast," "project," "believe," "expect," "estimate," "anticipate," and similar expressions may identify forward-looking statements.

Taking into account the foregoing, the following are identified as important factors, risks or uncertainties that could cause the actual results to differ materially from those expressed in any forward-looking statement made by, or an behalf of, FUJIFILM: competitive factors, including without limitation, pricing, implementation of FUJIFILM's product strategies, and economic trend in important markets worldwide.

Fujifilm assumes no obligation to update its forward-looking statements or to advise of any changes in the assumptions and factors on which they are based.

2. CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

	As of Dec. 31, 2005		As of Sept. 30, 2005		Change	As of Mar. 31, 2005	
ASSETS	%		%			%	
Current assets:							
Cash and cash equivalents		257,877		264,172	(6,295)		288,157
Marketable securities		54,256		51,008	3,248		65,729
Notes and accounts receivable		570,933		550,349	20,584		533,225
Inventories		389,028		384,380	4,648		371,365
Other current assets		127,305		119,171	8,134		114,792
Total current assets	45.6	1,399,399	45.5	1,369,080	30,319	46.0	1,373,268
Investments and long-term receivables	15.2	467,402	14.3	431,000	36,402	14.0	418,541
Property, plant and equipment	25.1	769,644	25.6	768,445	1,199	25.1	747,212
Other assets	14.1	433,013	14.6	437,756	(4,743)	14.9	444,436
Total Assets	100.0	3,069,458	100.0	3,006,281	63,177	100.0	2,983,457
LIABILITIES							
Current liabilities:							
Short-term debt		145,463		125,824	19,639		123,592
Notes and accounts payable		316,367		334,082	(17,715)		332,141
Other current liabilities		270,099		272,272	(2,173)		278,367
Total current liabilities	23.8	731,929	24.4	732,178	(249)	24.6	734,100
Long-term liabilities:							
Long-term debt		75,557		76,356	(799)		96,040
Accrued pension and severance costs		93,495		94,744	(1,249)		105,084
Other long-term liabilities		97,792		90,692	7,100		83,165
Total long-term liabilities	8.7	266,844	8.7	261,792	5,052	9.5	284,289
Minority interests in subsidiaries	3.7	112,427	3.7	111,082	1,345	3.9	115,966
SHAREHOLDERS' EQUITY							
Common stock, without par value:							
Authorized: 800,000,000 shares							
Issued: 514,625,728 shares		40,363		40,363	-		40,363
Additional paid-in capital		68,353		68,135	218		68,135
Retained earnings		1,848,243		1,821,132	27,111		1,794,385
Accumulated other comprehensive income(loss)		21,611		(8,113)	29,724		(33,525)
Treasury stock, at cost		(20,312)		(20,288)	(24)		(20,256)
Total shareholders' equity	63.8	1,958,258	63.2	1,901,229	57,029	62.0	1,849,102
Total Liabilities and Shareholders' Equity	100.0	3,069,458	100.0	3,006,281	63,177	100.0	2,983,457

3. CONSOLIDATED STATEMENTS OF INCOME

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct. 1, 2004 To Dec. 31, 2004		Change	
	%		%		Amount	%
Revenue:						
Sales		589,885		551,997	37,888	6.9
Rentals		91,840		88,031	3,809	4.3
	100.0	681,725	100.0	640,028	41,697	6.5
Cost of sales:						
Sales		368,477		342,306	26,171	7.6
Rentals		38,228		36,218	2,010	5.5
	59.7	406,705	59.1	378,524	28,181	7.4
Gross profit	40.3	275,020	40.9	261,504	13,516	5.2
Operating expenses:						
Selling, general and administrative	27.6	188,397	27.8	177,821	10,576	5.9
Research and development	6.6	44,973	6.3	40,133	4,840	12.1
	34.2	233,370	34.1	217,954	15,416	7.1
Operating income	6.1	41,650	6.8	43,550	(1,900)	(4.4)
Other income (expenses):						
Interest and dividend income		2,308		1,625	683	
Interest expense		(998)		(921)	(77)	
Foreign exchange gains (losses), net		2,880		(5,386)	8,266	
Other, net		510		(859)	1,369	
	0.7	4,700	(0.9)	(5,541)	10,241	-
Income before income taxes	6.8	46,350	5.9	38,009	8,341	21.9
Income taxes	2.5	17,374	2.1	13,387	3,987	29.8
Income before minority interests and equity in net earnings of affiliated companies	4.3	28,976	3.8	24,622	4,354	17.7
Minority interests	(0.4)	(2,788)	(0.5)	(3,384)	596	17.6
Equity in net earnings(losses) of affiliated companies	0.1	923	(0.1)	(451)	1,374	-
Net income	4.0	27,111	3.2	20,787	6,324	30.4

Nine months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
	%		%			
Revenue:						
Sales		1,711,757		1,628,368	83,389	5.1
Rentals		273,548		264,585	8,963	3.4
	100.0	1,985,305	100.0	1,892,953	92,352	4.9
Cost of sales:						
Sales		1,077,550		1,010,055	67,495	6.7
Rentals		114,073		107,696	6,377	5.9
	60.0	1,191,623	59.0	1,117,751	73,872	6.6
Gross profit	40.0	793,682	41.0	775,202	18,480	2.4
Operating expenses:						
Selling, general and administrative	28.0	554,721	31.0	586,986	(32,265)	(5.5)
Research and development	6.9	137,297	6.7	126,493	10,804	8.5
Subsidy related to transfer of substitutional portion of employee pension fund liabilities		-	(4.4)	(83,129)	83,129	-
	34.9	692,018	33.3	630,350	61,668	9.8
Operating income	5.1	101,664	7.7	144,852	(43,188)	(29.8)
Other income (expenses):						
Interest and dividend income		6,216		4,390	1,826	
Interest expense		(3,086)		(3,001)	(85)	
Foreign exchange gains (losses), net		6,946		(1,810)	8,756	
Other, net		(1,834)		(487)	(1,347)	
	0.4	8,242	(0.1)	(908)	9,150	-
Income before income taxes	5.5	109,906	7.6	143,944	(34,038)	(23.6)
Income taxes	2.2	44,782	3.0	56,093	(11,311)	(20.2)
Income before minority interests and equity in net earnings of affiliated companies	3.3	65,124	4.6	87,851	(22,727)	(25.9)
Minority interests	(0.5)	(8,561)	(0.7)	(14,298)	5,737	40.1
Equity in net earnings(losses) of affiliated companies	0.2	3,662	0.0	(60)	3,722	-
Net income	3.0	60,225	3.9	73,493	(13,268)	(18.1)

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From October 1, 2005 To December 31, 2005	Three months ended Dec. 31, 2004 From October 1, 2004 To December 31, 2004
Operatings activities		
Net income	27,111	20,787
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation and amortization	52,120	46,531
Minority interests	2,788	3,384
Equity in net (earnings) losses of affiliated companies, less dividends received	(890)	524
Changes in operating assets and liabilities:		
Notes and accounts receivable	(12,835)	(23,107)
Inventories	1,440	(1,015)
Notes and accounts payable - trade	(11,599)	(3,381)
Accrued income taxes and other liabilities	(3,882)	(22,588)
Other	(3,284)	(9,957)
Subtotal	23,858	(9,609)
Net cash provided by operating activities	50,969	11,178
Investing activities		
Purchases of property, plant and equipment	(44,560)	(35,127)
Purchases of software	(2,860)	(5,269)
Proceeds from sales and maturities of marketable and investment securities	12,626	15,163
Purchases of marketable and investment securities	(26,839)	(18,144)
(Increase) decrease in investments in and advances to affiliated companies	(316)	672
Acquisitions of businesses and minority interests, net of cash acquired	-	(25,257)
Other	(7,428)	(9,934)
Net cash used in investing activities	(69,377)	(77,896)
Financing activities		
Proceeds from long-term debt	58	64
Repayments of long-term debt	(1,089)	(4,745)
Increase in short-term debt, net	16,875	13,085
Cash dividends paid	(6,367)	(6,415)
Cash dividends paid to minority shareholders	(2,017)	(3,852)
Purchases of stock for treasury, net	(24)	(40)
Net cash used in financing activities	7,436	(1,903)
Effect of exchange rate changes on cash and cash equivalents	4,677	(1,839)
Net decrease in cash and cash equivalents	(6,295)	(70,460)
Cash and cash equivalents at beginning of period	264,172	404,565
Cash and cash equivalents at end of period	257,877	334,105

Nine months ended December 31, 2005 and 2004, and Year ended March 31, 2005. Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec.31, 2005	Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec.31, 2004	Year ended March 31, 2005 From April 1, 2004 To March 31, 2005
Operating activities			
Net income	60,225	73,493	84,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	156,704	131,673	182,286
Minority interests	8,561	14,298	18,103
Equity in net (earnings) losses of affiliated companies, less dividends received	(2,364)	2,169	(2,031)
Subsidy related to transfer of substitutional portion of employee pension fund liabilities	-	(83,129)	(83,129)
Changes in operating assets and liabilities:			
Notes and accounts receivable	(17,828)	5,545	19,593
Inventories	(1,686)	(16,692)	(5,964)
Notes and accounts payable - trade	(23,320)	(20,089)	(23,320)
Accrued income taxes and other liabilities	(23,517)	26,019	20,869
Other	1,796	3,213	8,454
Subtotal	98,346	63,007	134,861
Net cash provided by operating activities	158,571	136,500	219,361
Investing activities			
Purchases of property, plant and equipment	(129,529)	(113,495)	(150,915)
Purchases of software	(12,186)	(17,819)	(33,050)
Proceeds from sales and maturities of marketable and investment securities	62,306	27,974	40,733
Purchases of marketable and investment securities	(52,113)	(62,289)	(85,287)
Increase in investments in and advances to affiliated companies	(5,099)	(2,026)	(1,156)
Acquisitions of businesses and minority interests, net of cash acquired	(10,417)	(32,933)	(58,010)
Other	(23,165)	(20,749)	(24,716)
Net cash used in investing activities	(170,203)	(221,337)	(312,401)
Financing activities			
Proceeds from long-term debt	827	1,940	1,940
Repayments of long-term debt	(7,073)	(12,599)	(19,085)
Decrease in short-term debt, net	(4,301)	(13,588)	(31,042)
Cash dividends paid	(12,734)	(12,831)	(12,831)
Cash dividends paid to minority shareholders	(4,710)	(7,080)	(7,091)
Purchases of stock for treasury, net	(56)	(298)	(15,297)
Net cash used in financing activities	(28,047)	(44,456)	(83,406)
Effect of exchange rate changes on cash and cash equivalents	9,399	1,634	2,839
Net decrease in cash and cash equivalents	(30,280)	(127,659)	(173,607)
Cash and cash equivalents at beginning of period	288,157	461,764	461,764
Cash and cash equivalents at end of period	257,877	334,105	288,157

5. DETAILS OF CONSOLIDATED REVENUE

(1) Revenue by product

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct. 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Imaging Solutions	28.6%	194,875	32.1%	205,461	(10,586)	(5.2)
Information Solutions	32.5%	221,781	29.3%	187,563	34,218	18.2
Document Solutions	38.9%	265,069	38.6%	247,004	18,065	7.3
Consolidated total	100.0%	681,725	100.0%	640,028	41,697	6.5

Nine months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Imaging Solutions	27.4%	543,186	31.5%	595,559	(52,373)	(8.8)
Information Solutions	32.1%	636,990	29.7%	563,202	73,788	13.1
Document Solutions	40.5%	805,129	38.8%	734,192	70,937	9.7
Consolidated total	100.0%	1,985,305	100.0%	1,892,953	92,352	4.9

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

(2) Domestic and overseas revenue

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct. 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Domestic	48.4%	330,098	50.9%	325,925	4,173	1.3
Overseas						
The Americas	21.5%	146,695	21.3%	136,492	10,203	7.5
Europe	14.4%	98,218	14.2%	90,612	7,606	8.4
Asia and others	15.7%	106,714	13.6%	86,999	19,715	22.7
Subtotal	51.6%	351,627	49.1%	314,103	37,524	11.9
Consolidated total	100.0%	681,725	100.0%	640,028	41,697	6.5

Nine months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Domestic	49.2%	976,331	50.9%	963,486	12,845	1.3
Overseas						
The Americas	21.6%	428,282	21.2%	401,418	26,864	6.7
Europe	14.4%	286,436	14.2%	268,144	18,292	6.8
Asia and others	14.8%	294,256	13.7%	259,905	34,351	13.2
Subtotal	50.8%	1,008,974	49.1%	929,467	79,507	8.6
Consolidated total	100.0%	1,985,305	100.0%	1,892,953	92,352	4.9

6. SEGMENT INFORMATION

(1) Operating segments

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct. 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	28.6%	194,875	32.1%	205,461	(10,586)	(5.2)
Intersegment		208		120	88	-
Total		195,083		205,581	(10,498)	(5.1)
Information Solutions:						
External customers	32.5%	221,781	29.3%	187,563	34,218	18.2
Intersegment		643		1,011	(368)	-
Total		222,424		188,574	33,850	18.0
Document Solutions:						
External customers	38.9%	265,069	38.6%	247,004	18,065	7.3
Intersegment		3,040		2,788	252	-
Total		268,109		249,792	18,317	7.3
Eliminations		(3,891)		(3,919)	28	-
Consolidated total	100.0%	681,725	100.0%	640,028	41,697	6.5

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct. 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Operating Income:						
Imaging Solutions	3.9%	7,518	4.6%	9,412	(1,894)	(20.1)
Information Solutions	10.1%	22,443	8.1%	15,241	7,202	47.3
Document Solutions	4.3%	11,641	7.6%	18,865	(7,224)	(38.3)
Total		41,602		43,518	(1,916)	(4.4)
Eliminations		48		32	16	-
Consolidated total	6.1%	41,650	6.8%	43,550	(1,900)	(4.4)

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

Nine months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	27.4%	543,186	31.5%	595,559	(52,373)	(8.8)
Intersegment		507		231	276	-
Total		543,693		595,790	(52,097)	(8.7)
Information Solutions:						
External customers	32.1%	636,990	29.7%	563,202	73,788	13.1
Intersegment		2,282		3,423	(1,141)	-
Total		639,272		566,625	72,647	12.8
Document Solutions:						
External customers	40.5%	805,129	38.8%	734,192	70,937	9.7
Intersegment		8,585		9,685	(1,100)	-
Total		813,714		743,877	69,837	9.4
Eliminations		(11,374)		(13,339)	1,965	-
Consolidated total	100.0%	1,985,305	100.0%	1,892,953	92,352	4.9

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Operating Income:						
Imaging Solutions	0.5%	2,548	2.3%	13,686	(11,138)	(81.4)
Information Solutions	9.0%	57,749	9.2%	52,005	5,744	11.0
Document Solutions	5.1%	41,269	10.7%	79,307	(38,038)	(48.0)
Total		101,566		144,998	(43,432)	(30.0)
Eliminations		98		(146)	244	-
Consolidated total	5.1%	101,664	7.7%	144,852	(43,188)	(29.8)

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

(2) Geographic information

Three months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Japan						
External customers	60.4%	411,948	63.1%	404,026	7,922	2.0
Intersegment		109,790		84,760	25,030	-
Total		521,738		488,786	32,952	6.7
The Americas						
External customers	18.1%	123,573	17.7%	113,505	10,068	8.9
Intersegment		6,527		3,840	2,687	-
Total		130,100		117,345	12,755	10.9
Europe						
External customers	12.2%	82,934	11.2%	71,482	11,452	16.0
Intersegment		3,468		2,785	683	-
Total		86,402		74,267	12,135	16.3
Asia and others						
External customers	9.3%	63,270	8.0%	51,015	12,255	24.0
Intersegment		62,199		43,476	18,723	-
Total		125,469		94,491	30,978	32.8
Eliminations		(181,984)		(134,861)	(47,123)	-
Consolidated total	100.0%	681,725	100.0%	640,028	41,697	6.5

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2005 From Oct 1, 2005 To Dec. 31, 2005		Three months ended Dec. 31, 2004 From Oct 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Operating Income:						
Japan	6.5%	34,031	6.9%	33,813	218	0.6
The Americas	0.5%	667	(1.7)%	(1,953)	2,620	-
Europe	3.2%	2,745	3.4%	2,493	252	10.1
Asia and others	4.9%	6,205	5.9%	5,529	676	12.2
Eliminations	-	(1,998)	-	3,668	(5,666)	-
Consolidated total	6.1%	41,650	6.8%	43,550	(1,900)	(4.4)

Nine months ended December 31, 2005 and 2004

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Revenue:						
Japan						
External customers	61.8%	1,226,899	63.2%	1,196,089	30,810	2.6
Intersegment		292,579		258,261	34,318	-
Total		1,519,478		1,454,350	65,128	4.5
The Americas						
External customers	17.5%	347,517	17.8%	337,736	9,781	2.9
Intersegment		18,813		9,336	9,477	-
Total		366,330		347,072	19,258	5.5
Europe						
External customers	11.9%	236,196	11.1%	209,648	26,548	12.7
Intersegment		10,001		8,671	1,330	-
Total		246,197		218,319	27,878	12.8
Asia and others						
External customers	8.8%	174,693	7.9%	149,480	25,213	16.9
Intersegment		176,563		95,022	81,541	-
Total		351,256		244,502	106,754	43.7
Eliminations		(497,956)		(371,290)	(126,666)	-
Consolidated total	100.0%	1,985,305	100.0%	1,892,953	92,352	4.9

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Nine months ended Dec. 31, 2004 From April 1, 2004 To Dec. 31, 2004		Change	
					Amount	%
Operating Income:						
Japan	4.8%	73,116	7.7%	112,302	(39,186)	(34.9)
The Americas	0.9%	3,198	1.4%	4,840	(1,642)	(33.9)
Europe	2.8%	6,806	5.5%	11,911	(5,105)	(42.9)
Asia and others	5.2%	18,438	5.4%	13,303	5,135	38.6
Eliminations	-	106	-	2,496	(2,390)	-
Consolidated total	5.1%	101,664	7.7%	144,852	(43,188)	(29.8)



FUJI PHOTO FILM CO., LTD.

Shigetaka Komori
President and Chief Executive Officer

URL: http://www.fujifilm.com/

Financial Results (Consolidated) for the Fiscal Year ended March 31,2006

Date of board meeting for the fiscal year ended March 31, 2006: April 27, 2006
(Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.)

1. Results of the Fiscal Year ended March 31,2006 (From April 1, 2005 to March 31, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes	
		%		%		%
Year ended March 31, 2006	2,667,495	5.5	70,436	(57.2)	79,615	(51.0)
Year ended March 31, 2005	2,527,374	(1.5)	164,442	(11.1)	162,346	(1.6)

	Net Income		Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)	Ratio of Net Income to Shareholders' Equity	Ratio of Income before Income Taxes to Total Assets	Ratio of Income before Income Taxes to Net Sales
		%	Yen	Yen	%	%	%
Year ended March 31, 2006	37,016	(56.2)	72.65	-	1.9	2.6	3.0
Year ended March 31, 2005	84,500	2.7	164.78	-	4.7	5.4	6.4

Notes: 1. Equity in net earnings of affiliated companies (including unconsolidated subsidiaries)
Year ended March 31, 2006: ¥ 5,210 million Year ended March 31, 2005: ¥ 4,146 million
2. Average number of shares:
Year ended March 31, 2006: 509,525,143 Year ended March 31, 2005: 512,801,030
3. Change in accounting policies: None
4. Percent: Change from the corresponding period of the previous year in Revenue, Operating Income, Income before Income Taxes, and Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders'Equity per Share of Common Stock
			%	Yen
As of March 31, 2006	3,027,491	1,963,497	64.9	3,848.32
As of March 31, 2005	2,983,457	1,849,102	62.0	3,630.67

Notes: Number of Shares Outstanding:
As of March 31, 2006: 510, 222, 073 As of March 31, 2005: 509,299,992

(3) CASH FLOWS

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash used in Financing Activities	Cash and Cash Equivalents at end of year
Year ended March 31, 2006	272,558	(272,129)	(80,309)	218,598
Year ended March 31, 2005	219,361	(312,401)	(83,406)	288,157

(4) SCOPE OF CONSOLIDATION AND EQUITY METHOD

- Consolidated Subsidiaries: 224 subsidiaries
- Companies accounted for by equity method: 98 companies

(5) CHANGE IN SCOPE OF CONSOLIATION AND EQUITY METHOD

- Consolidation: Increase 11, Decrease 10 Equity method: Increase 12, Decrease 14

2. Forecast for the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Revenue	Operating Income	Income before Income Taxes	Net Income
For Year ending March 31, 2007	2,740,000	80,000	80,000	38,000

(Reference) Expected net income per share of common stock for the year ending March 31, 2007: ¥ 74.48
The Company anticipates that its continued resolute implementation of imaging solutions operations structural reform programs undertaken during fiscal 2006, ended March 31, 2006 will entail considerable expenses. Currently, however, the precise timing of the recording of these expenses is difficult to project. Accordingly, the Company is refraining from making performance projections for the interim period of the fiscal year ending March 31, 2007.

Note: This forecast is based on the Company's current assumptions and beliefs in light of the information currently available to it, and involves known and unknown risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. See the note on page 11.

1. THE FUJIFILM GROUP

The Fujifilm Group comprises Fuji Photo Co., Ltd., 282 subsidiaries and 40 affiliated companies that perform R&D, manufacturing, marketing, and service activities in the Group's core business of segments of Imaging Solutions, Information Solutions, and Document Solutions. The Fujifilm Group's main companies in each segment are outlined as follows:

	Description	Main companies
Imaging Solutions	Color film, digital camera, photofinishing Equipment, color paper and chemicals and services for photofinishing, etc.	Fuji Photo Film Co., Ltd., FUJINON CORPORATION, FUJIFILM IMAGING Co., Ltd., FUJIFILM PHOTONIX CO., LTD., Fuji Photo Film, Inc., Fuji Photo Film B.V., Fuji Photo Film U.S.A., Inc., Fuji Photo Film (Europe) GmbH, Fujicolor Processing, Inc. etc.
Information Solutions	Systems devices for graphic arts, medical imaging, and information systems, flat panel display materials and recording media, etc.	Fuji Photo Film Co., Ltd., FUJIFILM TECHNO PRODUCTS CO., LTD., FUJIFILM Graphic Systems Co,. Ltd., FUJIFILM MEDICAL CO., LTD., FUJIFILM Electronic Materials Co., Ltd., Fuji Photo Film Inc., Fuji Photo Film B. V., Fuji Photo Film U.S.A., Inc., Fuji Photo Film (Europe) GmbH. etc.
Document Solutions	Office copiers/MFPs, printers, production systems and services; paper, consumables and office services, etc.	Fuji Xerox Co., Ltd., Suzuka Fuji Xerox Co., Ltd., Fuji Xerox Office Supply Co,. Ltd., Tokyo Xerox Co., Ltd., Fuji Xerox Printing Systems Co., Ltd., Fuji Xerox (China) Limited, Fuji Xerox Asia Pacific Pte Ltd., etc.



Customers
Domestic sales
FUJIFILM IMAGING Co,. Ltd.
FUJIFILM Graphic Systems Co,. Ltd.
FUJIFILM MEDICAL CO., LTD.
Other Consolidated Subsidiaries 6
Other Unconsolidated Subsidiaries 5
Overseas sales
Fuji Photo Film U.S.A., Inc.
Fuji Photo Film(Europe) GmbH
Other Consolidated Subsidiaries 46
Other Unconsolidated Subsidiaries 16
Domestic processing and printing service
FUJIFILM IMAGING Co,. Ltd.
Other Consolidated Subsidiaries 8
Other Unconsolidated Subsidiaries 17
Other Affiliates 15
Overseas processing and printing service
Fujicolor Processing, Inc.
Other Consolidated Subsidiaries 6
Fuji Photo Film Co., Ltd.
Domestic production
FUJINON CORPORATION
FUJIFILM TECHNO PRODUCTS CO., LTD.
FUJIFILM PHOTONIX CO., LTD.
Other Consolidated Subsidiaries 10
Other Unconsolidated Subsidiaries 2
Other Affiliates 5
Overseas production
Fuji Photo Film, Inc.
Fuji Photo Film B.V.
Other Consolidated Subsidiaries 28
Other Unconsolidated Subsidiaries 7
Other Affiliates 3
Fuji Xerox
Fuji Xerox Co., Ltd.
Other Consolidated Subsidiaries 77
Other Affiliates 13
Others
FUJIFILM America, Inc. (Holding company)
Other Consolidated Subsidiaries 20
Other Unconsolidated Subsidiaries 4
Other Affiliates 2
Others
FUJIFILM LOGISTICS CO., LTD.
Other Consolidated Subsidiaries 9
Other Unconsolidated Subsidiaries 7
Other Affiliates 2
Note :Flow of finished goods and materials.

2. MANAGEMENT POLICIES

(1) Basic Management Policies

FUJIFILM is now in the process of the structural reformation. The entire Fujifilm Group is transforming its operations and structure and, in line with its objective of developing new growth paths, it has adopted the following corporate philosophy:
"We will use unique advanced technologies to provide top-quality products and services and thereby contribute to cultural, technological, and industrial progress as well as to environmental protection. In these ways, we will strive to promote sustained improvement in the quality of life of people worldwide."

(2) Medium- and Long-Term Strategies and Essential Tasks

Aiming to strengthen its capabilities and develop new corporate growth paths amid rapid progress in the application of digital technologies and other major changes in its operating environment, Fujifilm drafted its VISION75 medium-term management plan in 2004. The plan extends to March 31, 2009—the year in which the Company will mark the 75th anniversary of its founding. Subsequently, Fujifilm has moved forward with measures in line with VISION75's fundamental strategies of "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." However, changes in the environment for imaging business have proceeded more quickly than originally anticipated. To respond to these changes and other factors, fundamentally reform the structure of operations in the imaging field, and accelerate the expansion of operations in growth business and new business fields by concentrating management resources in those fields, Fujifilm announced a new medium-term management plan, which is named VISION75 (2006) in April 2006. Centered on the fundamental strategies articulated in VISION75, the new plan emphasizes the following efforts:

- We will optimize photosensitive materials operations and implement other fundamental structural reforms centered on the imaging field that thoroughly increase operational efficiency, streamline operations, and create a business structure capable of sustaining profitability growth in the future.
- We will designate highly functional materials (flat panel display materials, electronics materials, ink-jet inks, etc.), medical and life science, graphic arts, document solutions, and optical devices as emphasized business fields and powerfully promote strategic growth in those fields.
- We will further tighten the focus of R&D investment and seek to quickly create new businesses and products that will make key contributions to future performance.
- We will take advantage of the shift to a holding-company structure by further strengthening consolidated management systems, with an eye to maximizing the overall value of the Fujifilm Group.

(3) Basic Policy Regarding Distribution of Profits

Fujifilm's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment.

Regarding dividend payments upon implementation of Japanese Corporate Law (*Kaisha Ho*), Fujifilm plans to continue the current system of two dividend payments per year, based on the final day of the interim fiscal period and the final day of the fiscal year.

(4) Policy Regarding the Reduction of the Basic Trading Unit of Shares

Regarding the reduction of the basic trading unit of its shares, Fujifilm believes it is important to provide investment opportunities to a greater number of investors, particularly individuals, and to increase market liquidity. Accordingly, as of September 1, 2004, the trading unit size was reduced from 1,000 shares to 100 shares.

3. OPERATING RESULTS AND FINANCIAL POSITION

(1) Overview of the Period

During the fiscal year under review, economic recovery in Japan became increasingly evident due to such factors as a rise in corporate capital investments and a gradual improvement in personal consumption. Overseas, the U.S. economy was strong, reflecting positive conditions in the employment environment and stable growth in personal consumption, and firm conditions were seen in Asian economies, centering on China, which continued to record high growth rates supported by robust exports. In Europe, despite signs of improvement in corporate perceptions of economic conditions, personal consumption remained sluggish and the trend of economic recovery weakened. Crude oil prices remained at elevated levels, and high oil prices exerted a negative effect on a growing range of corporate activities throughout the world.

Amid these conditions, Fujifilm dynamically expanded its operations while utilizing digital and networking technologies to provide customers with comprehensive solutions in the imaging, information, and document businesses. Noteworthy examples of how the Company worked to strengthen and broaden the scope of its operations include the implementation of a campaign to stimulate greater demand for prints from digital camera images; the execution of measures to increase sales of high-image-quality and high-sensitivity digital cameras featuring the Company's unique technologies; the boosting of manufacturing capacity for flat panel display materials and computer-to-plate (CTP) printing plates, which are in great demand; the promotion of more-widespread use of ultrasmall-diameter endoscope products that can be inserted via the nostrils; and the expanded marketing of digital color multifunction devices for office use that offer augmented network functions.

Furthermore, Fujifilm took steps to implement structural reforms, such as measures to reorganize systems in the photosensitive materials and electronic imaging fields, where it is seeking to optimize the scale of its operations, and is also proceeding quickly and resolutely with the implementation of various medium- and long-term plans aimed at building new growth strategies such as those involving the strengthening of R&D efforts and stepping up of M&A transactions.

Regarding consolidated net sales during the fiscal year under review (April 1, 2005, through March 31, 2006), although sales of color films and digital minilabs declined, abundant demand for flat panel display materials supported a large increase in Fujifilm's sales of such materials. In addition, sales of digital color multifunction devices and office printers were strong, particularly low-priced models. Such positive factors—together with contributions from newly consolidated subsidiaries acquired during the latter half of the previous fiscal year and the positive effect of the progressive depreciation of the yen against the euro—boosted consolidated net sales to ¥ 2,667.4 billion, a rise of 5.5 % from the previous fiscal year. Domestic sales amounted to ¥ 1,329.2 billion, up 1.3%, while overseas revenue totaled ¥ 1,338.2 billion, up 10.1%. Regarding profitability, the Company strove to reduce costs through such measures as those to improve manufacturing efficiency, reduce procurement costs, and more-tightly focus spending on strategically emphasized tasks. However, cost increases in imaging solutions operations, due to structural reform measures*, rises in principal raw materials prices, and greater R&D spending with the objective of creating new products and businesses, together with cost increases in document solutions operations, due to a rise in selling, general and administrative expenses associated with the inauguration of a new mission-critical information system and the strengthening of overseas marketing systems, caused operating income to drop 57.2%, to ¥ 70.4 billion. Income before income taxes decreased 51.0%, to ¥ 79.6 billion, and net income declined 56.2%, to ¥ 37.0 billion. Another factor affecting the year-on-year comparison of profitability was Fuji Xerox's recording of non-recurring gains on the transfer of the substitutional portion of its employee pension fund liabilities in the previous year.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during this fiscal year were ¥113 and ¥138, respectively.

Note*: Due to the above-mentioned structural reformation, the related expense of ¥ 86.0 billion was recognized during the year. It consists of fixed assets related cost of ¥ 65.1 billion and employee related costs of ¥ 20.9 billion including one-time additional termination benefits. In respect of expenses by the operating business segments, Imaging Solutions recognized the related expense of ¥ 77.4 billion and Information Solutions also recognized the related expenses of ¥ 8.6 billion because of the allocation of the costs related to manufacturing facilities shared with Imaging Solutions.

The trends in net sales and business development for each business segment were as follows:

Imaging Solutions

Digital camera sales greatly improved particularly in Japan, especially sales increase in high-sensitivity models was remarkable. However, this improvement was offset by drops in sales of color films, for which demand is shrinking, and digital minilabs. As a result, consolidated revenue in this segment amounted to ¥ 689.4 billion, down 7.2%.

In the imaging field, Fujifilm offers high-value-added products and services, both digital and analog and from image input to output, that meet the increasingly diverse and advanced needs of its customers. In the strategically emphasized field of digital camera prints, Fujifilm is aggressively employing TV commercials and other types of advertisements to increase the awareness of digital camera prints and their special features. At the same time, the Company worked to increase sales of Frontier series digital minilabs—key elements of its "Print at Retail" digital image printing services business—as a means of progressively augmenting the infrastructure for digital image printing business along with the scale of that business. Amid a continued increase in the market diffusion of digital cameras, the proactive implementation of these infrastructure augmentation measures generated considerable benefits, helping sustain a continued rise in digital camera print sales centered on Japan, North America, and Europe.

Although sales of Frontier minilabs decreased due to the decrease of new installations at the major customers, which already installed our products, Fujifilm stepped up its efforts to install in-store ordering terminals in print shops and expand its sales to medium- and small-scale customers while also arranging an alliance with Noritsu Koki Co., Ltd.—covering the fields of digital minilab product development and afterservice—that is expected to further strengthen the Company's efforts to augment its "Print at retail" business.

Regarding digital cameras, customers are giving high evaluations to Fujifilm digital cameras with distinctive high-sensitivity performance, which enables attractive photos even in dim lighting conditions while reducing problems associated with camera shaking and movement of photographed objects. The FinePix F10 and FinePix Z1 models launched in spring 2005 and other high-sensitivity models recorded robust sales in Japan, and sales of these products expanded in European and Asian markets. Although fierce price competition, promoted by progressive market maturation, continued to create a harsh environment for digital camera business, Fujifilm is striving to increase its competitive power by means of its "high-sensitivity/high-image quality" strategy as well as such initiatives as those to shift manufacturing operations to China and improve supply-chain management systems.

Regarding color films, despite such positive elements as the strength of QuickSnap recyclable camera sales to mass retailers in the North American market, the overall level of global demand continued to decline.

Information Solutions

Fujifilm achieved a large rise in sales of flat panel display materials, increased its sales in the growing market for CTP plates, and recorded strong sales of medical imaging products centered on such products as endoscopes and medical diagnostic equipment and materials. Additional contributions to performance were made by consolidated subsidiaries acquired during the latter half of the previous fiscal year, such as FUJIFILM Electronic Materials U.S.A. Inc., which is developing business in materials for semiconductor manufacturing processes, and FUJIFILM Sericol UK Limited, which is handling such business as that involving inks for screen printing processes and industrial inkjet printing. Consequently, consolidated revenue in this segment grew 14.1%, to ¥ 877.3 billion, compared with the previous fiscal year.

In flat panel display materials, the sales of Fujifilm's mainstay FUJITAC and WV Film products increased greatly, rising in step with the expansion of LCD markets. To respond to the strong demand for its products, Fujifilm inaugurated new FUJITAC and WV Film manufacturing facilities during the fiscal year under review, and plans call for the Company to continue proactively making capital investments aimed at further accelerating the rise in production capacity and thereby promoting the additional expansion of related business volume.

With respect to the medical imaging business, strong sales were recorded of such equipment and consumable products as FCR (Fuji Computed Radiography), dry imagers, and dry films, particularly overseas.

In endoscope products, customers gave high evaluations to Fujifilm's lineup of distinctive products centered on the Transnasal Endoscope, which incorporates Fujifilm's Super CCD and unique image-processing technology to realize additional improvement in image quality, and sales of these products grew steadily.

Regarding graphic arts system products, the growing use of digital products worldwide has been reducing demand for printing plate films, but Fujifilm has achieved large increases in sales of its CTP system related products. The Company is steadily creating additional CTP plate manufacturing facilities to meet the rising demand for CTP plate products, and it is also moving ahead with steps to strengthen its global manufacturing network of facilities in North America, the Netherlands, China, and Japan. As particularly rapid expansion is expected in the CTP plate product markets of Asian countries, the Company is augmenting its capabilities in that region through such measures as the establishment of a China-based marketing company.

In recording media, persistently intense competition in DVD media markets continued to create a harsh business environment. However, Fujifilm sustained firm performance in the mid-range data storage tape market, reflecting contributions from the Company's mainstay LTO Ultrium 3 products, and in the high-end enterprise data storage product market, sales of data cartridge products used for the IBM TotalStorage® Enterprise Tape Drive 3592 increased smoothly.

Regarding Fujifilm's office and industrial operations, in the field of optical lens products, the Company achieved a steady rise in sales of megapixel lens units, reflecting the trend of continued increase in the number of camera phones with high-resolution camera functions.

* LTO and Ultrium are trademarks of Hewlett-Packard and IBM in the US, other countries, or both.

Document Solutions

Increases in sales of digital multifunction devices and laser printers, particularly to North American and European markets, contributed to an 8.4% increase in consolidated revenue in this segment, to ¥ 1,100.7 billion, compared with the previous fiscal year.

In the office product business, following the implementation of Japan's e-Document Act and Personal Information Protection Act, the Company is strengthening its domestic lineup of equipment that responds to the requirements for better document security and integrated document management. These measures, centered on the ApeosPort-II series of multifunction devices with advanced network functions, further develop the new Apeos product concept. As a result, the Company is estimated to have maintained the top volume share of Japan's full-color multifunction device market. Regarding multifunction device business overseas, exports of full-color products to North America and Europe as well as Asia-pacific region, including China expanded substantially in volume terms, as in the previous fiscal year.

Regarding office printer operations, the volume of color printer sales overseas to North America and Europe surged, driven especially by the OEM sales volume of low-priced laser printers. Noteworthy growth in sales of low-priced units was also achieved in Asia-pacific region, including China.

In the production services business, the Company's overseas sales volume of computer printing systems and on-demand printing systems for the digital printing market rose steadily in Asia-Pacific region, including China. In Japan, the Company strengthened its lineup of equipment for professional users in the digital printing market with the launch of the DocuColor 7000 Digital Press, a full-color digital printing system.

With respect to office services operations, in Japan, the Company's document outsourcing business continued expanding and the reorganization of cities, towns, and villages helped support strong sales of household registry document administration systems to local governments. Moreover, as Japanese companies consider the strengthening of internal control systems to be an urgent management task, the Company has responded to associated needs and strengthened the foundation for its prospective expansion of office service operations by launching electronic document management systems and ArcWizShare, a Web-based, information-sharing software package that enables the management of diverse electronic information via the Internet and other media.

The volume of full-color equipment sold is rising in all sectors of document solutions operations, and plans call for designing all new Fuji Xerox copiers and multifunction devices as well as office printers to employ emulsion aggregation (EA) toner. With these plans in mind, the Company completed and put into operation a new facility for the production of EA toner to meet the expected growth in demand. As a result, the Company's annual production capacity for EA toner has been increased to 5,000 tons, more than twice the level at the end of the previous fiscal year.

VISION75 Medium-Term Management Plan

Building New Growth Strategies

In flat panel display material operations, which are the core of Fujifilm's growth, the Company acquired additional shares in Sanritz Corporation, a manufacturer of polarizers for LCDs, increasing its shareholding to approximately 30%. This increase is designed to strengthen Fujifilm's partnership with Sanritz and thereby further accelerate the development of high-performance functional materials for use with LCDs and boost the Company's competitive strength in flat panel display materials operations.

In life science operations, which are also recognized as the core of the Company's growth, Fujifilm cooperated with CMIC Co., Ltd., in establishing a joint venture—FUJIFILM CMIC HEALTHCARE Co., Ltd.—that strengthens the base of Fujifilm's life science business by providing total support for Fujifilm healthcare product development work, ranging from exploratory research through development. In addition, aiming to promote full-scale growth of antibody-based therapeutics business, the Company made an equity investment in a biopharmaceuticals start-up company, Perseus Proteomics Inc.

To further strengthen chemical product business, on January 1, 2006, Fujifilm transformed Sankio Chemical Co., Ltd., into a wholly owned subsidiary, which was renamed FUJIFILM FINECHEMICALS CO., LTD. The move to make this company, a chemical product manufacturing company, a wholly owned subsidiary will facilitate measures to reorganize and increase the efficiency of operations ranging from chemical product development through manufacturing. Besides progressively making use of the new subsidiary's development and manufacturing know-how, with respect to materials used in pharmaceuticals, in its life science business, Fujifilm is working to make effective use of the subsidiary's Chinese manufacturing bases within Group operations.

In the field of semiconductor materials, Fujifilm worked through a subsidiary—FUJIFILM Electronic Materials U.S.A., Inc.—to acquire Arch Chemicals Inc.'s 50% shareholding in Planar Solutions, LLC, which is engaged in the development and manufacture of semiconductor chemical mechanical planarization (CMP) slurries. While Fujifilm already has growing business in such fields as photoresists for semiconductor manufacturing applications, it is anticipated that demand for CMP slurry will grow greatly, and broadening the scope of Fujifilm's semiconductor-related business to encompass this promising field is expected to further augment the pace of growth in the Company's semiconductor-related business.

Regarding ink-jet ink materials, Fujifilm acquired one of the world's leading manufacturers of colorants for ink-jet printers, Avecia Inkjet Limited, which is continuing its worldwide operations developing, manufacturing, and marketing ink materials for ink-jet printers under the new corporate name FUJIFILM IMAGING COLORANTS LIMITED. Bringing this company within the Fujifilm Group as a wholly owned subsidiary will facilitate the Group's efforts to expand business in ink materials for ink-jet printers, for which demand has been greatly augmented by further increases in the popularity of household-use ink-jet printers and for which stable demand growth is expected to continue in the future.

With respect to document solutions operations, in October 2005, the Company sought to strengthen its office service business, which is considered a growth field, by revamping its domestic marketing system through measures such as the transformation of all domestic marketing companies into wholly owned subsidiaries. All domestic marketing operations have been transformed into service marketing business. Fuji Xerox's direct marketing units have been concentrated in the three major metropolitan areas of Tokyo, Nagoya, and Osaka and are now specialized in marketing primarily to corporate customers—especially large corporate customers—in Japan and overseas. At the same time, marketing subsidiaries have begun undertaking operations that are deeply rooted in their respective regions and flexibly employ integrated marketing and servicing capabilities to expand the scale of their service marketing business.

To obtain funds required for the proactive implementation of "building new growth strategies" measures, in April 2006, Fujifilm procured ¥200.0 billion through the issuance of convertible bonds with stock acquisition rights. The Company will use these funds to further strengthen M&A initiatives, capital investments, R&D programs, and other activities in strategically emphasized fields, thereby accelerating the development of businesses expected to be the core of the Company's operations in the future.

Implementing Comprehensive Structural Reforms at All Management Levels

Regarding imaging solutions operations, the severity of the operating environment has increased more quickly than originally forecasted, and the deterioration of the operating environment is expected to continue. Accordingly, Fujifilm has decided to undertake additional comprehensive restructuring measures in advance of the market changes that will eventually necessitate such restructuring. In addition to the creation of the Kanagawa factory through the integration of the Ashigara and Odawara factories, with respect to color films and other photosensitive materials, the Company is restructuring its global manufacturing network of facilities in Japan, North America, and Europe; streamlining staffing and thoroughly reducing costs at marketing and distribution units; greatly reducing R&D investment; and moving forward with the streamlining of photographic processing laboratories. Moreover, regarding digital cameras, Fujifilm is rapidly implementing measures to strengthen its lineup of products with special characteristics centered on high-sensitivity performance, shrink the domestic manufacturing network and enhance a China-based manufacturing network, thoroughly reduce operating costs, and comprehensively reduce inventory levels by upgrading SCM systems. These reforms are expected to cause the recording of a total of ¥165.0 billion in temporary restructuring costs during the two fiscal years through March 31, 2007. In addition, the Company is proceeding with measures aimed at reducing the number of personnel working in photosensitive materials business by approximately 5,000.

Fujifilm's document solutions units are continuing to progressively shift copier mass-manufacturing operations to facilities in China. Besides reducing processing expenses and improving overall manufacturing efficiency, the units are working to increase component commonality and standardization, reevaluate procurement processes, and internalize mold and die manufacturing, thereby shortening product development lead times. Through these and other efforts, the units are steadily realizing cost reductions. In addition, in May 2005, the units began operating a new mission-critical system designed to play a central role in information process reform measures that have been progressively implemented with the goal of standardizing purchasing, manufacturing, marketing, distribution, and other operational processes, thereby greatly increasing efficiency. This is enabling the creation of a common administrative platform for the integration of marketing and operational administration as well as the shrinking of selling, general and administrative costs centered on cost reductions attained through inventory reductions. In addition, the future comprehensive integration of the information systems of Fuji Xerox and its domestic marketing companies will enable the unified administration of customer information and business negotiation information.

Enhancing Consolidated Management

Aiming to create a new management system appropriate for supporting the growth of the entire Fujifilm Group, the Company is scheduled to adopt a holding-company structure as of October 1, 2006. It is intended that the new structure will facilitate the drafting of strategies that encompass the entire Group and promote more-active measures to optimize the allocation of resources. It is also expected to broaden the scope for collaboration among Group companies and promote greater personnel exchanges among those companies as well as efficiency-boosting moves to consolidate common operations, thereby effectively helping to maximize the Fujifilm Group's total corporate value.

(2) Distribution of Profits

Based on the previously described "Basic Policy Regarding Distribution of Profits," the Company plans to disburse year-end cash dividends of ¥12.5 per share. As ¥12.5 per share interim cash dividends have already been disbursed, cash dividends applicable to the fiscal year under review will total ¥25.0 per share.

(3) Financial Position

Net cash inflow provided by operating activities amounted to ¥ 272.5 billion, up ¥ 53.1 billion. Net cash used in investing activities totaled ¥ 272.1 billion, and net cash used in financing activities totaled ¥ 80.3 billion. As a result, cash and cash equivalents at the end of the fiscal year under review amounted to ¥ 218.6 billion, down ¥ 69.6 billion from the previous fiscal year-end.

Cash flow indices (consolidated)

	Year ended March 31, 2005 From April 1, 2004 To March 31, 2005	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006
Ratio of shareholders' equity to total assets (%)	62.0	64.9
Ratio of market capitalization to total assets (%)	66.9	66.2
Ratio of interest-bearing debt to operating cash flow (years)	1.0	0.6
Interest coverage ratio (times)	47.0	70.1

Notes:

1. Market capitalization equals the stock price at the end of the year multiplied by the number of shares outstanding at the end of the fiscal year.
2. Interest-bearing debt includes corporate debt securities and short- and long-term debt.
3. Interest coverage ratio: Operating cash flow divided by interest paid

(4) Business-Related and Other Risks

The following types of risk have the potential for affecting the Fujifilm Group's financial condition and business performance. The following contents relating to the future are based on our determination as of the end of the year ended March 31, 2006.

a) Impact of Economic and Exchange Rate Trends on Performance

Fujifilm provides products and services in diverse markets throughout the world, and the share of consolidated sales accounted for by overseas sales was approximately 50% in the fiscal year under review. There is a possibility that performance will be greatly affected by economic conditions throughout the world and particularly by currency exchange rates.

To reduce the impact of currency exchange rates on performance, Fujifilm undertakes hedging measures, primarily using forward exchange contracts for the U.S. dollar and the euro, but currency exchange fluctuations, depending on their degree, still could have an impact on performance.

b) Competition in Markets

Fujifilm provides diverse digital-related products and services—including digital cameras and other consumer products as well as such commercial use products as those for medical, graphic arts, and office applications — and, in recent years, the rising and broadening use of digital and networking technologies has led to a sustained rise in the share of digital products and services. In these business fields, although business volume is expanding, the intensification of competition with electronic equipment manufacturers and other companies is leading to falls in the selling prices of products during short periods of time and are also shortening product life cycles. By affecting sales, increasing R&D costs, and exerting other effects, these trends have the potential for reducing profitability. In the future,

Fujifilm will continually work to develop products incorporating new technologies and to support the sales of such products with marketing activities, and the success or failure of these activities is expected to have an influence on performance.

c) Patents and Other Intellectual Property

Fujifilm has diverse patents, know-how, and other intellectual property that enable competitive benefits, but such future events as the expiration of patents and emergence of replacement technologies may make it difficult to maintain competitive superiority. In the wide range of business fields with which Fujifilm is associated, there are numerous companies with sophisticated and complex technologies, and the number of these technologies is rising rapidly. Developing Fujifilm's business operations sometimes may require the use of other companies' patents, know-how, and other intellectual property, and when negotiations for the use of such intellectual property are not successful there is a potential for performance to be affected. In addition, Fujifilm is developing its business while constantly taking care not to infringe on the intellectual property of other companies, but it must be recognized that in reality it is difficult to completely eliminate the risk of becoming involved with litigation.

If Fujifilm becomes involved with litigation, not only litigation costs would arise but also the potential for compensatory payment costs that could have an influence on performance.

d) Public Regulations

In the regions where Fujifilm is developing its operations, diverse government regulations exist that apply to Fujifilm's operations, such as business and investment permits as well as limits and regulations related to imports and exports. Moreover, Fujifilm is subject to commercial, fair trade, patent, consumer protection, tax, foreign exchange administration, environmental, and other laws and regulations.

If Fujifilm were not to strictly comply with one of these laws or regulations, it could be subject to fines. Moreover, it is possible that these laws and regulation might be tightened or greatly changed, and in such cases it is impossible to deny the possibility that Fujifilm's activities could be limited or that Fujifilm might have to bear greater costs to attain compliance or respond to the changes. Accordingly, these laws and regulations have the potential for affecting Fujifilm's performance.

e) Manufacturing Operations

As Fujifilm engages in manufacturing operations throughout the world, it is possible that provision of Fujifilm's products could be halted by earthquakes or other natural disasters, the discontinuation of the manufacture of raw materials and components, the bankruptcy of suppliers, terrorist activities, wars, labor strikes, major disease outbreaks, and other factors that cause disorder. It is also possible that a rapid rise in the price of raw materials could affect Fujifilm's performance.

Fujifilm manufactures its products in conformance with rigorous quality control standards, but the possibility of defective products does exist. If Fujifilm were to have to respond to such an event by undertaking product recalls or other actions, Fujifilm's performance might be affected.

f) Structural Reforms

Fujifilm is proceeding with structural reform measures that involve the manufacturing, marketing, and service activities of Group companies and mergers of Group companies, and it intends to continue such measures with the goal of striving to increase management efficiency. Depending on the degree of progress in structural reforms, it is possible that Fujifilm might bear additional costs that would affect its performance.

(5) **Outlook for the Next Fiscal Year**

Largely due to such factors as the abundant demand for flat panel display materials, owing to the expanding market for LCD televisions and growing size of LCD panels, along with the strength of sales of digital color multifunction devices and office printers, Fujifilm anticipates that its information solutions operations and document solutions operations will continue to grow. In light of the rapid shrinking of demand for color films, however, imaging solution operations must place top priority on the implementation of structural reforms, and expenses associated with those reforms are expected to have a large impact on consolidated performance for the next fiscal year.

In view of these situations, the Company forecasts that it will record ¥ 2,740.0 billion in consolidated revenue, ¥ 80.0 billion in consolidated operating income, ¥ 80.0 billion in income before income taxes, and ¥ 38.0 billion in consolidated net income for the next fiscal year.

While performance projections are made difficult by such factors as currency exchange rate fluctuations and rapid rise of prices for such principal raw materials as silver, aluminum, and crude oil, Fujifilm intends to build a solid base for new business growth by resolutely implementing structural reforms while also proactively implementing investments in growth business fields and new business fields.

The above projections are made assuming exchange rates of ¥110 to US$1, and ¥135 to 1 euro.

CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

	As of March 31, 2006		As of March 31, 2005		Change
ASSETS	%		%		
Current assets:					
Cash and cash equivalents		218,598		288,157	(69,559)
Marketable securities		69,829		65,729	4,100
Notes and accounts receivable:					
Trade and finance		548,586		516,228	32,358
Affiliated companies		33,272		31,514	1,758
Allowance for doubtful receivables		(15,543)		(14,517)	(1,026)
		566,315		533,225	33,090
Inventories		385,463		371,365	14,098
Deferred income taxes		96,030		88,795	7,235
Prepaid expenses and other		36,225		25,997	10,228
Total current assets	45.3	1,372,460	46.0	1,373,268	(808)
Investments and long-term receivables:					
Investments in and advances to affiliated companies		54,283		46,563	7,720
Investment securities		310,152		279,895	30,257
Long-term finance and other receivables		102,773		97,029	5,744
Allowance for doubtful receivables		(4,357)		(4,946)	589
Total investments and long-term receivables	15.3	462,851	14.0	418,541	44,310
Property, plant and equipment:					
Land		77,469		74,915	2,554
Buildings		602,585		570,140	32,445
Machinery and equipment		1,647,474		1,596,768	50,706
Construction in progress		41,742		49,002	(7,260)
		2,369,270		2,290,825	78,445
Less accumulated depreciation		(1,617,885)		(1,543,613)	(74,272)
Total property, plant and quipment	24.8	751,385	25.1	747,212	4,173
Other assets:					
Goodwill, net		233,547		227,775	5,772
Other intangible assets, net		52,767		48,851	3,916
Deferred income taxes		38,217		47,750	(9,533)
Other		116,264		120,060	(3,796)
Total other assets	14.6	440,795	14.9	444,436	(3,641)
Total Assets	100.0	3,027,491	100.0	2,983,457	44,034

Amount Unit: Millions of yen

	As of March 31, 2006		As of March 31, 2005		Change
LIABILITIES	%		%		
Current liabilities:					
Short-term debt		99,088		123,592	(24,504)
Notes and accounts payable:					
Trade		255,423		274,260	(18,837)
Construction		49,764		47,846	1,918
Affiliated companies		7,322		10,035	(2,713)
		312,509		332,141	(19,632)
Accrued income taxes		36,547		31,193	5,354
Accrued liabilities		214,993		192,809	22,184
Other current liabilities		59,769		54,365	5,404
Total current liabilities	23.9	722,906	24.6	734,100	(11,194)
Long-term liabilities:					
Long-term debt		74,329		96,040	(21,711)
Accrued pension and severance costs		44,215		105,084	(60,869)
Deferred income taxes		64,348		48,224	16,124
Customers' gurantee deposits and other		38,647		34,941	3,706
Total long-term liabilities	7.3	221,539	9.5	284,289	(62,750)
Minority interests in subsidiaries	3.9	119,549	3.9	115,966	3,583
SHAREHOLDERS' EQUITY					
Common stock, without par value:		40,363		40,363	-
Authorized: 800,000,000 shares					
Issued: 514,625,728 shares					
Additional paid-in capital		68,412		68,135	277
Retained earnings		1,818,610		1,794,385	24,225
Accumulated other comprehensive income (loss)		52,917		(33,525)	86,442
Treasury stock, at cost					
As of March 31, 2005: 5,325,736 shares					
As of March 31, 2006: 4,403,655 shares		(16,805)		(20,256)	3,451
Total shareholders' equity	64.9	1,963,497	62.0	1,849,102	114,395
Total Liabilities and Shareholders' Equity	100.0	3,027,491	100.0	2,983,457	44,034

Note: Details of Accumulated other comprehensive income (loss)

	As of March 31, 2006	As of March 31, 2005	Change
Unrealized gains on securities	53,119	25,808	27,311
Foreign currency translation adjustments	11,865	(25,458)	37,323
Minimum pension liablity adjustments	(12,078)	(33,900)	21,822
Unrealized gains (losses) on derivatives	11	25	(14)

CONSOLIDATED STATEMENTS OF INCOME

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
	%		%			
Revenue:						
Sales		2,300,842		2,172,003	128,839	5.9
Rentals		366,653		355,371	11,282	3.2
	100.0	2,667,495	100.0	2,527,374	140,121	5.5
Cost of sales:						
Sales		1,435,757		1,365,601	70,156	5.1
Rentals		158,047		145,080	12,967	8.9
	59.8	1,593,804	59.8	1,510,681	83,123	5.5
Gross profit	40.2	1,073,691	40.2	1,016,693	56,998	5.6
Operating expenses:						
Selling, general and administrative	27.6	735,058	30.4	767,363	(32,305)	(4.2)
Research and development	6.8	182,154	6.6	168,017	14,137	8.4
Restructuring and other charges	3.2	86,043		-	86,043	-
Subsidy related to transfer of substitutional portion of employee pension fund liabilities		-	(3.3)	(83,129)	83,129	-
	37.6	1,003,255	33.7	852,251	151,004	17.7
Operating income	2.6	70,436	6.5	164,442	(94,006)	(57.2)
Other income (expenses):						
Interest and dividend income		8,133		6,080	2,053	
Interest expense		(3,886)		(4,668)	782	
Foreign exchange gains (losses), net		7,526		1,862	5,664	
Other, net		(2,594)		(5,370)	2,776	
	0.4	9,179	(0.1)	(2,096)	11,275	-
Income before income taxes	3.0	79,615	6.4	162,346	(82,731)	(51.0)
Income taxes						
Current		52,756		55,083	(2,327)	(4.2)
Deferred		(17,732)		8,806	(26,538)	-
	1.3	35,024	2.5	63,889	(28,865)	(45.2)
Income before minority interests and equity in net earnings of affiliated companies	1.7	44,591	3.9	98,457	(53,866)	(54.7)
Minority interests	(0.5)	(12,785)	(0.8)	(18,103)	5,318	29.4
Equity in net earnings of affiliated companies	0.2	5,210	0.2	4,146	1,064	25.7
Net income	1.4	37,016	3.3	84,500	(47,484)	(56.2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006	Year ended March 31, 2005 From April 1, 2004 To March 31, 2005	Change
Operatings activities			
Net income	37,016	84,500	(47,484)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	225,434	182,286	43,148
Impairment losses for long-lived assets and goodwill	42,121	-	42,121
Deferred income taxes	(17,732)	8,806	(26,538)
Minority interests	12,785	18,103	(5,318)
Equity in net earnings of affiliated companies, less dividends received	(3,899)	(2,031)	(1,868)
Subsidy related to transfer of substitutional portion of employee pension fund liabilities	-	(83,129)	83,129
Changes in operating assets and liabilities:			
Notes and accounts receivable	(7,223)	19,593	(26,816)
Inventories	15,118	(5,964)	21,082
Notes and accounts payable - trade	(33,486)	(23,320)	(10,166)
Accrued income taxes and other liabilities	(9,909)	20,869	(30,778)
Other	12,333	(352)	12,685
Subtotal	235,542	134,861	100,681
Net cash provided by operating activities	272,558	219,361	53,197
Investing activities			
Purchases of property, plant and equipment	(186,980)	(150,915)	(36,065)
Purchases of software	(16,693)	(33,050)	16,357
Proceeds from sales and maturities of marketable and investment securities	83,629	40,733	42,896
Purchases of marketable and investment securities	(58,757)	(85,287)	26,530
Increase in investments in and advances to affiliated companies	(19,237)	(1,156)	(18,081)
Acquisitions of businesses and minority interests, net of cash acquired	(40,587)	(58,010)	17,423
Other	(33,504)	(24,716)	(8,788)
Net cash used in investing activities	(272,129)	(312,401)	40,272
Financing activities			
Proceeds from long-term debt	1,728	1,940	(212)
Repayments of long-term debt	(21,452)	(19,085)	(2,367)
Decrease in short-term debt, net	(43,119)	(31,042)	(12,077)
Cash dividends paid	(12,734)	(12,831)	97
Cash dividends paid to minority shareholders	(4,941)	(7,091)	2,150
Purchases of stock for treasury, net	209	(15,297)	15,506
Net cash used in financing activities	(80,309)	(83,406)	3,097
Effect of exchange rate changes on cash and cash equivalents	10,321	2,839	7,482
Net decrease in cash and cash equivalents	(69,559)	(173,607)	104,048
Cash and cash equivalents at beginning of year	288,157	461,764	(173,607)
Cash and cash equivalents at end of year	218,598	288,157	(69,559)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Amount Unit: Millions of yen

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock	Total shareholders' equity
Balance at March 31, 2004	40,363	68,135	1,722,692	(76,121)	(5,187)	1,749,882
Comprehensive income:						
Net income	-	-	84,500	-	-	84,500
Net increase in unrealized gains on securities	-	-	-	2,948	-	2,948
Foreign currency translation adjustments	-	-	-	12,669	-	12,669
Minimum pension liability adjustments	-	-	-	26,801	-	26,801
Change in net unrealized gains (losses) on derivatives	-	-	-	178	-	178
Net comprehensive income						127,096
Purchases of stock for treasury	-	-	-	-	(15,370)	(15,370)
Sales of stock from treasury	-	-	(25)	-	301	276
Cash dividends applicable to earnings of the year	-	-	(12,782)	-	-	(12,782)
Balance at March 31, 2005	40,363	68,135	1,794,385	(33,525)	(20,256)	1,849,102
Comprehensive income:						
Net income	-	-	37,016	-	-	37,016
Net increase in unrealized gains on securities	-	-	-	27,311	-	27,311
Foreign currency translation adjustments	-	-	-	37,323	-	37,323
Minimum pension liability adjustments	-	-	-	21,822	-	21,822
Change in net unrealized gains (losses) on derivatives	-	-	-	(14)	-	(14)
Net comprehensive income						123,458
Purchases of stock for treasury	-	-	-	-	(80)	(80)
Sales of stock from treasury	-	-	(46)	-	3,531	3,485
Cash dividends applicable to earnings of the year	-	-	(12,745)	-	-	(12,745)
Other	-	277	-	-	-	277
Balance at March 31, 2006	40,363	68,412	1,818,610	52,917	(16,805)	1,963,497

DETAILS OF CONSOLIDATED REVENUE

(1) Revenue by product

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	25.8%	689,458	29.4%	742,993	(53,535)	(7.2)
Information Solutions	32.9%	877,366	30.4%	768,680	108,686	14.1
Document Solutions	41.3%	1,100,671	40.2%	1,015,701	84,970	8.4
Consolidated total	100.0%	2,667,495	100.0%	2,527,374	140,121	5.5

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

(2) Domestic and overseas revenue

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Revenue:						
Domestic	49.8%	1,329,284	51.9%	1,311,893	17,391	1.3
Overseas						
The Americas	20.9%	558,702	20.4%	515,169	43,533	8.5
Europe	14.1%	375,516	13.8%	349,903	25,613	7.3
Asia and others	15.2%	403,993	13.9%	350,409	53,584	15.3
Subtotal	50.2%	1,338,211	48.1%	1,215,481	122,730	10.1
Consolidated total	100.0%	2,667,495	100.0%	2,527,374	140,121	5.5

SEGMENT INFORMATION

(1) Operating segments

(a) Revenue and Operating Income

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	25.8%	689,458	29.4%	742,993	(53,535)	(7.2)
Intersegment		618		306	312	-
Total		690,076		743,299	(53,223)	(7.2)
Information Solutions:						
External customers	32.9%	877,366	30.4%	768,680	108,686	14.1
Intersegment		2,965		4,414	(1,449)	-
Total		880,331		773,094	107,237	13.9
Document Solutions:						
External customers	41.3%	1,100,671	40.2%	1,015,701	84,970	8.4
Intersegment		12,478		13,560	(1,082)	-
Total		1,113,149		1,029,261	83,888	8.2
Eliminations		(16,061)		(18,280)	2,219	-
Consolidated total	100.0%	2,667,495	100.0%	2,527,374	140,121	5.5

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Operating Income (Loss)*:						
Imaging Solutions	(11.0)%	(75,713)	(1.0)%	(7,101)	(68,612)	(966.2)
Information Solutions	9.0%	79,056	9.2%	71,089	7,967	11.2
Document Solutions	6.0%	67,026	9.8%	100,407	(33,381)	(33.2)
Total		70,369		164,395	(94,026)	(57.2)
Eliminations		67		47	20	-
Consolidated total	2.6%	70,436	6.5%	164,442	(94,006)	(57.2)

*Operating income (loss) in Imaging solutions and Information solutions for the fiscal year ended March 31, 2006 was affect by the restructuring charges of¥77,401 million and ¥8,642 million respectively.

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishin
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

(b) Assets

Amount Unit: Millions of yen

	As of March 31, 2006	As of March 31, 2005	Change	
			Amount	%
Total assets:				
Imaging Solutions	610,536	706,698	(96,162)	(13.6)
Information Solutions	1,031,933	857,993	173,940	20.3
Document Solutions	984,906	978,820	6,086	0.6
Subtotal	2,627,375	2,543,511	83,864	3.3
Eliminations	(4,207)	(4,623)	416	-
Corporate assets	404,323	444,569	(40,246)	(9.1)
Consolidated total	3,027,491	2,983,457	44,034	1.5

(c) Depreciation and amortization, and Capital expenditures

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006	Year ended March 31, 2005 From April 1, 2004 To March 31, 2005	Change	
			Amount	%
Depreciation and amortization:				
Imaging Solutions	75,339	62,870	12,469	19.8
Information Solutions	80,879	59,625	21,254	35.6
Document Solutions	69,216	59,791	9,425	15.8
Consolidated total	225,434	182,286	43,148	23.7
Capital expenditures:				
Imaging Solutions	24,901	41,964	(17,063)	(40.7)
Information Solutions	114,124	83,190	30,934	37.2
Document Solutions	40,783	32,266	8,517	26.4
Consolidated total	179,808	157,420	22,388	14.2

(2) Geographic information

(a) Revenue and Operating income

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Revenue:						
Japan						
External customers	62.5%	1,666,130	64.3%	1,624,748	41,382	2.5
Intersegment		385,242		338,601	46,641	-
Total		2,051,372		1,963,349	88,023	4.5
The Americas						
External customers	17.1%	456,461	16.9%	428,361	28,100	6.6
Intersegment		26,575		15,520	11,055	-
Total		483,036		443,881	39,155	8.8
Europe						
External customers	11.5%	307,535	10.7%	271,438	36,097	13.3
Intersegment		13,279		11,707	1,572	-
Total		320,814		283,145	37,669	13.3
Asia and others						
External customers	8.9%	237,369	8.1%	202,827	34,542	17.0
Intersegment		236,060		143,699	92,361	-
Total		473,429		346,526	126,903	36.6
Eliminations		(661,156)		(509,527)	(151,629)	-
Consolidated total	100.0%	2,667,495	100.0%	2,527,374	140,121	5.5

Amount Unit: Millions of yen

	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006		Year ended March 31, 2005 From April 1, 2004 To March 31, 2005		Change	
					Amount	%
Operating Income (Loss):						
Japan	3.2%	66,169	7.0%	137,448	(71,279)	(51.9)
The Americas	(3.0)%	(14,434)	(0.4)%	(1,782)	(12,652)	(710.0)
Europe	(3.8)%	(12,300)	3.7%	10,336	(22,636)	-
Asia and others	5.5%	25,804	5.0%	17,231	8,573	49.8
Eliminations	-	5,197	-	1,209	3,988	-
Consolidated total	2.6%	70,436	6.5%	164,442	(94,006)	(57.2)

(b) Long - lived assets

Amount Unit: Millions of yen

	As of March 31, 2006	As of March 31, 2005	Change	
			Amount	%
Long - lived assets:				
Japan	562,455	538,747	23,708	4.4
The Americas	80,387	100,721	(20,334)	(20.2)
Europe	70,458	73,610	(3,152)	(4.3)
Asia and others	38,085	34,134	3,951	11.6
Consolidated total	751,385	747,212	4,173	0.6

MARKETABLE AND INVESTMENT SECURITIES

Fair Value on Marketable and Investment Securities

Amount Unit: Millions of yen

	As of March 31, 2006				As of March 31, 2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Marketable securities:								
Government debt securities	20,042	2	9	20,035	5,000	-	0	5,000
Corporate debt securities	49,771	73	50	49,794	60,569	246	86	60,729
Total marketable securities	69,813	75	59	69,829	65,569	246	86	65,729
Investment securities:								
Government debt securities	37,713	6	276	37,443	37,728	75	-	37,803
Corporate debt securities	58,253	98	1,309	57,042	82,549	473	415	82,607
Equity securities	83,502	95,355	397	178,460	77,687	47,085	284	124,488
Total investment securities	179,468	95,459	1,982	272,945	197,964	47,633	699	244,898
Total	249,281	95,534	2,041	342,774	263,533	47,879	785	310,627

Note: This statement is prepared in accordance with accounting principles generally accepted in the United States America. All debt and equity securities held by Fuji Photo Film Co., Ltd. and subsidiaries are classified a available-for-sale securities.

<Reference>

CONSOLIDATED STATEMENTS OF INCOME (The Fourth Quarter)

Amount Unit: Millions of yen

	Three montes ended March 31, 2006 From January 1, 2006 To March 31, 2006		Three montes ended March 31, 2005 From January 1, 2005 To March 31, 2005		Change	
	%		%		Amount	%
Revenue:						
Sales		589,085		543,635	45,450	8.4
Rentals		93,105		90,786	2,319	2.6
	100.0	682,190	100.0	634,421	47,769	7.5
Cost of sales:						
Sales		364,741		355,546	9,195	2.6
Rentals		43,974		37,384	6,590	17.6
	59.9	408,715	61.9	392,930	15,785	4.0
Gross profit	40.1	273,475	38.1	241,491	31,984	13.2
Operating expenses:						
Selling, general and administrative	26.9	183,633	28.4	180,377	3,256	1.8
Research and development	6.6	44,857	6.6	41,524	3,333	8.0
Restructuring charges	11.2	76,213		-	76,213	-
	44.7	304,703	35.0	221,901	82,802	37.3
Operating income (loss)	(4.6)	(31,228)	3.1	19,590	(50,818)	-
Other income (expenses):						
Interest and dividend income		1,917		1,690	227	
Interest expense		(800)		(1,667)	867	
Foreign exchange gains, net		580		3,672	(3,092)	
Other, net		(760)		(4,883)	4,123	
	0.2	937	(0.2)	(1,188)	2,125	-
Income (loss) before income taxes	(4.4)	(30,291)	2.9	18,402	(48,693)	-
Income taxes	(1.4)	(9,758)	1.2	7,796	(17,554)	-
Income (loss) before minority interests and equity in net earnings of affiliated companies	(3.0)	(20,533)	1.7	10,606	(31,139)	-
Minority interests	(0.6)	(4,224)	(0.6)	(3,805)	(419)	(11.0)
Equity in net earnings of affiliated companies	0.2	1,548	0.6	4,206	(2,658)	(63.2)
Net income (loss)	(3.4)	(23,209)	1.7	11,007	(34,216)	-

<Reference>

CONSOLIDATED STATEMENTS OF CASH FLOW (The Fourth Quarter)

Amount Unit: Millions of yen

	Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006	Three months ended March 31, 2005 From January 1, 2005 To March 31, 2005
Operating activities		
Net income (loss)	(23,209)	11,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	68,730	50,613
Impairment losses for long-lived assets and goodwill	42,121	-
Minority interests	4,224	3,805
Equity in net earnings of affiliated companies, less dividends received	(1,535)	(4,200)
Changes in operating assets and liabilities:		
Notes and accounts receivable	10,605	14,048
Inventories	16,804	10,728
Notes and accounts payable - trade	(10,166)	(3,231)
Accrued income taxes and other liabilities	13,608	(5,150)
Other	(7,195)	5,241
Subtotal	137,196	71,854
Net cash provided by operating activities	113,987	82,861
Investing activities		
Purchases of property, plant and equipment	(57,451)	(37,420)
Purchases of software	(4,507)	(15,231)
Proceeds from sales and maturities of marketable and investment securities	21,323	12,759
Purchases of marketable and investment securities	(6,644)	(22,998)
(Increase) decrease in investments in and advances to affiliated companies	(14,138)	870
Acquisitions of businesses and minority interests, net of cash acquired	(30,170)	(25,077)
Other	(10,339)	(3,967)
Net cash used in investing activities	(101,926)	(91,064)
Financing activities		
Proceeds from long-term debt	901	-
Repayments of long-term debt	(14,379)	(6,486)
Decrease in short-term debt, net	(38,818)	(17,454)
Cash dividends paid to minority shareholders	(231)	(11)
Purchases of stock for treasury, net	265	(14,999)
Net cash used in financing activities	(52,262)	(38,950)
Effect of exchange rate changes on cash and cash equivalents	922	1,205
Net decrease in cash and cash equivalents	(39,279)	(45,948)
Cash and cash equivalents at beginning of period	257,877	334,105
Cash and cash equivalents at end of period	218,598	288,157

<Reference>

DETAILS OF CONSOLIDATED REVENUE (The Fourth Quarter)

1. Revenue by Product

Amount Unit: Millions of yen

	Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006		Three months ended March 31, 2005 From January 1, 2005 To March 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	21.5%	146,272	23.2%	147,434	(1,162)	(0.8)
Information Solutions	35.2%	240,376	32.4%	205,478	34,898	17.0
Document Solutions	43.3%	295,542	44.4%	281,509	14,033	5.0
Consolidated total	100.0%	682,190	100.0%	634,421	47,769	7.5

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media
Document Solutions	Office copiers/MFPs, printers, production systems and services, paper, consumables and office services

2. Domestic and Overseas Revenue

Amount Unit: Millions of yen

	Three months ended March 31, 2006 From January 1, 2006 To March 31, 2006		Three months ended March 31, 2005 From January 1, 2005 To March 31, 2005		Change	
					Amount	%
Revenue:						
Domestic	51.7%	352,953	54.9%	348,407	4,546	1.3
Overseas						
The Americas	19.1%	130,420	17.9%	113,751	16,669	14.7
Europe	13.1%	89,080	12.9%	81,759	7,321	9.0
Asia and others	16.1%	109,737	14.3%	90,504	19,233	21.3
Subtotal	48.3%	329,237	45.1%	286,014	43,223	15.1
Consolidated total	100.0%	682,190	100.0%	634,421	47,769	7.5

FUJIFILM

FUJI PHOTO FILM CO., LTD.
Shigetaka Komori
President and Chief Executive Officer

Financial Results (Consolidated) for the First Quarter ended June 30, 2006

1. Notes to Consolidated Financial Statements

(1) Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
- Difference in Accounting Policies from the fiscal year ended March 31, 2006: N/A

(2) Change in Scope of Consolidation and Equity Method: Applicable
- Consolidated Subsidiaries: 227 subsidiaries
- Companies accounted for by equity method: 99 companies

2. Results of the First Quarter ended June 30, 2006 (From April 1, 2006 to June 30, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes		Net Income	
		%		%		%		%
1st Quarter ended June 30, 2006	656,848	5.1	15,743	(49.5)	17,990	(44.7)	4,811	(69.9)
1st Quarter ended June 30, 2005	625,181	2.2	31,192	(21.9)	32,530	(21.3)	15,958	(25.9)
(Ref.) Year ended March 31, 2006	2,667,495		70,436		79,615		37,016	

	Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
	Yen	Yen
1st Quarter ended June 30, 2006	9.43	9.34
1st Quarter ended June 30, 2005	31.33	31.33
(Ref.) Year ended March 31, 2006	72.65	72.65

Notes 1. Average number of shares:
First Quarter ended June 30, 2006: 510,219,721 First Quarter ended June 30, 2005: 509,298,730
Year ended March 31, 2006: 509,525,143
2. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity Per Share of Common Stock
			%	Yen
As of June 30, 2006	3,199,921	1,957,637	61.2	3,836.86
As of June 30, 2005	3,009,929	1,867,620	62.0	3,667.05
(Ref.) As of March 31, 2006	3,027,491	1,963,497	64.9	3,848.32

Note: Number of Shares Outstanding:
As of June 30,2006: 510,217,883 As of June 30, 2005: 509,297,577
As of March 31,2006: 510,222,073

(3) CASH FLOWS

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in)Financing Activities	Cash and Cash Equivalents at end of period
1st Quarter ended June 30, 2006	73,107	(122,619)	185,139	354,163
1st Quarter ended June 30, 2005	83,167	(70,097)	(15,829)	286,715
(Ref.) Year ended March 31, 2006	272,558	(272,129)	(80,309)	218,598

3. Forecast for the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

There is no revision to the financial result estimates for the current fiscal year announced on April 27, 2006.

	Revenue	Operating Income	Income before Income Taxes	Net Income
For Year ending March 31, 2007	2,740,000	80,000	80,000	38,000

(Reference) Expected net income per share of common stock for the year ending March 31, 2007: ¥74.48

1. OPERATING RESULTS

An Overview of Consolidated Operating Results for the First Quarter, Ended June 30, 2006

During the first quarter ended June 30, 2006, (April 1, 2006, through June 30, 2006) a decline in imaging solutions segment sales centered on color films and digital minilab products was more than offset by a large rise in information solutions segment sales centered on flat panel display materials and CTP printing plates as well as an increase in document solutions segment sales centered on overseas digital multifunction device sales. These situations, along with such factors as the depreciation of the yen against the U.S. dollar and the euro compared with the same period of the previous fiscal year, boosted consolidated revenue to ¥ 656.8 billion, up 5.1 % compared with the same period in the previous fiscal year. Domestic revenue fell 1.9 %, to ¥ 309.8 billion, while overseas revenue increased 12.2 %, to ¥ 347.0 billion. Regarding profitability, the strong impact of a ¥ 27.4 billion recognition in the cost of structural reform measures that have been implemented in a concentrated manner since the previous fiscal year caused operating income to drop 49.5 %, to ¥ 15.7 billion. However, the pro forma operating income --excluding the impact of structural reform costs-- increased 27.8%, to ¥ 43.1 billion, compared with the same period of the previous fiscal year, due primarily to an improved gross margin resulting from the positive effects of increased sales volumes and cost reductions from tightly focusing spending on strategically emphasized tasks, which exceeded such negative effects as the rises in the prices of such main raw materials as silver and aluminum. Income before income taxes decreased 44.7 %, to ¥ 18.0 billion, and net income declined 69.9 %, to ¥ 4.8 billion. In terms of yen, the average exchange rates of the U.S. dollar and the euro during the period were ¥115 and ¥143, respectively.

Continuing from the previous fiscal year, the structural reforms undertaken during the quarterly period under review entailed moving further ahead with the reorganization of Fujifilm's tripolar global manufacturing system for photosensitive materials. This reorganization was accompanied by measures to reduce the number of employees in certain manufacturing departments, and the Company also proceeded with general efforts to streamline and optimize its workforces in its R&D, manufacturing, marketing/distribution, photofinishing laboratory, and other departments. These various measures led to the recording of ¥ 27.4 billion in restructuring and other charges. They are consisted of fixed assets related costs of ¥ 15.5 billion and employee related costs of ¥ 11.9 billion including one-time additional termination benefits.

The trends in net sales and business development for each operating segment were as follows:

Imaging Solutions

Imaging solutions segment sales were negatively affected by lower sales of color films and digital minilabs as well as by such factors as the impact of a drop in sales of wholesale laboratories' film development service accompanying the fall in demand for making prints from color film. As a result, consolidated revenue in this segment amounted to ¥149.9 billion, down 10.8 % from the first quarter of the previous fiscal year.

The increasingly general popularity of digital cameras caused a decrease in sales of color films, and Fujifilm responded to this trend by implementing global reforms in its film operations. By keeping the scale of these operations in line with the scale of demand, the structural reform measures are designed to maintain the stable profitability of those operations. On the other hand, the implementation of diverse measures related to Fujifilm's strategically emphasized "Print at retail" digital camera print business supported the expansion of its market, just as in the previous fiscal year. The sales volume of Frontier digital minilabs, which are key components of the Company's "Print at retail" strategy, decreased due to a drop demand from major customers that had already installed such minilabs, but the increasing use of such Frontier products and other factors sustained color paper sales at the same level as in the first quarter of the previous fiscal year.

Regarding digital cameras, Fujifilm digital cameras offering high sensitivity and high image quality continued to increase their market penetration. Strong sales were recorded for the FinePix F30, a product launched in May 2006 that offers ISO equivalency speeds as high as 3200, but products in North American and European digital camera markets faced increasingly fierce price competition, particularly entry-level models. Fujifilm intends to further improve the profitability of its digital camera operations through its key product strategy, which is designed to promote sales of products with high levels of sensitivity and image quality, and through such measures as those to shift manufacturing operations to China and strengthen supply-chain management.

Information Solutions

Fujifilm greatly increased its sales of flat panel display materials, amid abundant demand for such materials; expanded its sales of CTP printing plates, for which the market has continued growing; and augmented its sales of data media products centered on mid-range data storage tapes. Moreover, FUJIFILM IMAGING COLORANTS LIMITED, which is expanding its business in materials used in inks for inkjet printers, has been accounted for as a consolidated subsidiary since the latter half of the previous fiscal year. As a result of these and other factors, consolidated revenue in this segment grew 19.9 %, to ¥ 233.6 billion, compared with the same period of the previous fiscal year.

In flat panel display materials business, sales of Fujifilm's mainstay FUJITAC and WV Film products continued growing. In addition to reflecting a rise in demand for these products accompanying the LCD market's expansion, the sales growth reflected a large contribution associated with an increase in the Company's manufacturing capacity for those products from the second quarter of the previous fiscal year. In the current fiscal year, Fujifilm intends to further increase its FUJITAC manufacturing capacity in line with its policy of promoting sustained business expansion in this field.

With respect to the medical imaging business, strong sales were recorded of such equipment and materials as FCR (Fuji Computed Radiography), dry imagers, and dry films, particularly overseas. Moreover, Fujifilm moved ahead with the development of demand, expected to expand, from doctors in private practice through such measures as the February 2006 launch of the compact FCR CAPSULA SYSTEM. In endoscope products, customers gave high evaluations to Fujifilm's lineup of distinctive products centered on the Transnasal Endoscope, and sales of these products grew considerably during the quarter under review.

In graphic arts business, the increasing use of CTP products kept sales of films in pre-press relatively slow, but sales of Fujifilm's CTP system-related products grew greatly.

Regarding recording media, rising volumes of data have been increasing demand for higher-volume data storage tapes, and sales of Fujifilm's mainstay mid-range products, the LTO Ultrium 3 line, continued the trend of growth seen in the previous fiscal year. In the high-end enterprise data storage product market, sales of data cartridge products used for the IBM TotalStorage® Enterprise Tape Drive 3592 increased.

Regarding Fujifilm's office and industrial operations, in the field of optical lens products, the Company recorded steady growth in the sales of its lens units for camera phones, which were highly evaluated in the market for their compactness, lightness, high image quality, and autofocus and zoom capabilities. Moreover, sales of television camera lenses surged considerably prior to the 2006 FIFA World Cup™ Germany.

Note: LTO and Ultrium are trademarks of IBM, Hewlett-Packard, and Quantum in the U.S., other countries or both.

Document Solutions

Strong exports of color digital multifunction devices to North American and European markets and robust sales of such devices in Asia-Pacific region including China were primary factors contributing to a 4.3 % increase in consolidated revenue in this segment compared with the same period of the previous fiscal year, to ¥273.3 billion.

In the office product business, the Company strengthened its ApeosPort-II series of multifunction devices, which respond to requirements for better document security and integrated document management following the implementation of Japan's e-Document Law and Personal Information Protection Act, by adding an additional two models to that series. The Company also responded to a rise in demand for low-priced, high-value-added color multifunction devices that has accompanied the increasing market diffusion of color products by launching the DocuCentre C2100, a color multifunction device that meets needs for digitization or in accord with a company's network environment. Regarding overseas markets, the export volume of high-speed color digital multifunction devices to North American and European graphic arts markets surged greatly, and the sales volume of color digital multifunction devices in Asia-Pacific region including China was also up.

Regarding office printer operations, domestic sales volume decreased due to inventory adjustments by OEM customers, but the volume of sales of the Company's medium-speed monochrome OEM models to North America and Europe surged, reflecting a high evaluation of the performance and price of those models.

In the production services business, the Company's export sales volume of on-demand printing systems for the digital printing markets of North America and Europe rose steadily. Sales of large-scale printing systems were down, however, reflecting the installation of such systems for large-scale users in Japan during the first quarter of the previous fiscal year.

In the office services business, a decline was seen in sales of household registration systems, for which a special high level of demand was seen during the first quarter of the previous fiscal year, but growth in document outsourcing business was sustained. In addition, strengthening internal control systems in response to Japanese new Corporate Law and the legal requirements related to internal controls (i.e. J-SOX) has become an urgent management task for many Japanese companies, and, in April 2006, the Company created a specialized marketing

team focused exclusively on internal control system-related business. Moreover, the Company began marketing Apeos PEMaster software to assist internal control system in June and is taking various other measures to expand its services business.

Forward-looking statements such as those relating to earnings forecasts and other projections contained in this document are management's current assumptions and beliefs based on information available at the time. Such forward-looking statements are subject to a number of risks, uncertainties and other factors. Accordingly, actual results may differ materially from those projected due to various factors.

2. CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

	As of June 30, 2006		As of March 31, 2006		Change	As of June 30, 2005	
ASSETS	%		%			%	
Current assets:							
Cash and cash equivalents		354,163		218,598	135,565		286,715
Marketable securities		75,189		69,829	5,360		68,977
Notes and accounts receivable		533,500		566,315	(32,815)		522,455
Inventories		409,655		385,463	24,192		397,510
Other current assets		155,495		132,255	23,240		119,865
Total current assets	47.8	1,528,002	45.3	1,372,460	155,542	46.3	1,395,522
Investments and long-term receivables	15.1	483,143	15.3	462,851	20,292	14.0	420,124
Property, plant and equipment	23.0	737,084	24.8	751,385	(14,301)	25.1	754,436
Other assets	14.1	451,692	14.6	440,795	10,897	14.6	439,847
Total Assets	100.0	3,199,921	100.0	3,027,491	172,430	100.0	3,009,929
LIABILITIES							
Current liabilities:							
Short-term debt		98,861		99,088	(227)		125,683
Notes and accounts payable		304,058		312,509	(8,451)		336,125
Other current liabilities		312,993		311,309	1,684		285,500
Total current liabilities	22.4	715,912	23.9	722,906	(6,994)	24.8	747,308
Long-term liabilities:							
Long-term debt		272,687		74,329	198,358		95,637
Accrued pension and severance costs		41,920		44,215	(2,295)		101,364
Other long-term liabilities		95,333		102,995	(7,662)		81,900
Total long-term liabilities	12.8	409,940	7.3	221,539	188,401	9.3	278,901
Minority interests in subsidiaries	3.6	116,432	3.9	119,549	(3,117)	3.9	116,100
SHAREHOLDERS' EQUITY							
Common stock, without par value:							
Authorized: 800,000,000 shares							
Issued: 514,625,728 shares		40,363		40,363	-		40,363
Additional paid-in capital		68,412		68,412	-		68,135
Retained earnings		1,823,421		1,818,610	4,811		1,810,343
Accumulated other comprehensive income(loss)		42,262		52,917	(10,655)		(30,956)
Treasury stock, at cost		(16,821)		(16,805)	(16)		(20,265)
Total shareholders' equity	61.2	1,957,637	64.9	1,963,497	(5,860)	62.0	1,867,620
Total Liabilities and Shareholders' Equity	100.0	3,199,921	100.0	3,027,491	172,430	100.0	3,009,929

CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
	%		%			
Revenue:						
Sales		560,279		532,679	27,600	5.2
Rentals		96,569		92,502	4,067	4.4
	100.0	656,848	100.0	625,181	31,667	5.1
Cost of sales:						
Sales		340,836		331,250	9,586	2.9
Rentals		42,323		38,118	4,205	11.0
	58.3	383,159	59.1	369,368	13,791	3.7
Gross profit	41.7	273,689	40.9	255,813	17,876	7.0
Operating expenses:						
Selling, general and administrative	28.5	187,106	28.6	178,648	8,458	4.7
Research and development	6.6	43,489	6.9	43,434	55	0.1
Restructiring and other charges	4.2	27,351	0.4	2,539	24,812	-
	39.3	257,946	35.9	224,621	33,325	14.8
Operating income	2.4	15,743	5.0	31,192	(15,449)	(49.5)
Other income (expenses):						
Interest and dividend income		2,304		2,104	200	
Interest expense		(1,475)		(833)	(642)	
Foreign exchange gains (losses), net		453		1,673	(1,220)	
Other, net		965		(1,606)	2,571	
	0.3	2,247	0.2	1,338	909	67.9
Income before income taxes	2.7	17,990	5.2	32,530	(14,540)	(44.7)
Income taxes	1.5	10,390	2.3	14,742	(4,352)	(29.5)
Income before minority interests and equity in net earnings of affiliated companies	1.2	7,600	2.9	17,788	(10,188)	(57.3)
Minority interests	(0.5)	(3,074)	(0.4)	(2,673)	(401)	(15.0)
Equity in net earnings of affiliated companies	0.0	285	0.1	843	(558)	(66.2)
Net income	0.7	4,811	2.6	15,958	(11,147)	(69.9)

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended June 30, 2005 and 2006

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006	Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005
Operatings activities		
Net income	4,811	15,958
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation and amortization	58,838	50,219
Minority interests	3,074	2,673
Equity in net earnings of affiliated companies, less dividends received	358	(685)
Changes in operating assets and liabilities:		
Notes and accounts receivable	36,985	20,015
Inventories	(20,051)	(19,718)
Notes and accounts payable - trade	(211)	985
Accrued income taxes and other liabilities	(2,356)	7,249
Other	(8,341)	6,471
Subtotal	68,296	67,209
Net cash provided by operating activities	73,107	83,167
Investing activities		
Purchases of property, plant and equipment	(33,822)	(39,429)
Purchases of software	(3,370)	(4,819)
Proceeds from sales and maturities of marketable and investment securities	13,825	11,002
Purchases of marketable and investment securities and other investments	(85,440)	(17,296)
(Increase) decrease in investments in and advances to affiliated companies	720	(3,334)
Acquisitions of businesses and minority interests, net of cash acquired	(8,974)	(1,461)
Other	(5,558)	(14,760)
Net cash used in investing activities	(122,619)	(70,097)
Financing activities		
Proceeds from long-term debt	199,938	259
Repayments of long-term debt	(3,917)	(800)
Decrease in short-term debt, net	(2,023)	(6,219)
Cash dividends paid	(6,378)	(6,367)
Cash dividends paid to minority interests	(2,465)	(2,693)
Purchases of stock for treasury, net	(16)	(9)
Net cash provided by (used in) financing activities	185,139	(15,829)
Effect of exchange rate changes on cash and cash equivalents	(62)	1,317
Net increase (decrease) in cash and cash equivalents	135,565	(1,442)
Cash and cash equivalents at beginning of period	218,598	288,157
Cash and cash equivalents at end of period	354,163	286,715

5. DETAILS OF CONSOLIDATED REVENUE

(1) Revenue by product

Three months ended June 30, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	22.8%	149,925	26.9%	168,122	(18,197)	(10.8)
Information Solutions	35.6%	233,631	31.2%	194,928	38,703	19.9
Document Solutions	41.6%	273,292	41.9%	262,131	11,161	4.3
Consolidated total	100.0%	656,848	100.0%	625,181	31,667	5.1

Note: Major products and services of each operating segments are as follows:

Imaging Solutions — Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing

Information Solutions — System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media

Document Solutions — Office copy machines/multifunction devices, printers, production systems and services, paper, consumables and office services

(2) Domestic and overseas revenue

Three months ended June 30, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Revenue:						
Domestic	47.2%	309,856	50.5%	315,983	(6,127)	(1.9)
Overseas						
The Americas	21.0%	138,035	20.8%	129,964	8,071	6.2
Europe	15.3%	100,179	14.6%	91,074	9,105	10.0
Asia and others	16.5%	108,778	14.1%	88,160	20,618	23.4
Subtotal	52.8%	346,992	49.5%	309,198	37,794	12.2
Consolidated total	100.0%	656,848	100.0%	625,181	31,667	5.1

6. SEGMENT INFORMATION

(1) Operating Segments

Three months ended June 30, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	22.8%	149,925	26.9%	168,122	(18,197)	(10.8)
Intersegment		170		165	5	-
Total		150,095		168,287	(18,192)	(10.8)
Information Solutions:						
External customers	35.6%	233,631	31.2%	194,928	38,703	19.9
Intersegment		586		837	(251)	-
Total		234,217		195,765	38,452	19.6
Document Solutions:						
External customers	41.6%	273,292	41.9%	262,131	11,161	4.3
Intersegment		2,186		2,522	(336)	-
Total		275,478		264,653	10,825	4.1
Eliminations		(2,942)		(3,524)	582	-
Consolidated total	100.0%	656,848	100.0%	625,181	31,667	5.1

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Operating Income (Loss):						
Imaging Solutions	(10.6)%	(15,917)	0.2%	352	(16,269)	-
Information Solutions	6.7%	15,692	7.8%	15,174	518	3.4
Document Solutions	5.8%	15,903	5.9%	15,683	220	1.4
Total		15,678		31,209	(15,531)	(49.8)
Eliminations		65		(17)	82	-
Consolidated total	2.4%	15,743	5.0%	31,192	(15,449)	(49.5)

(Ref.) Restructuring and other charges included in Operating Income (Loss) by operating segmentAmount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006	Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005	Change amount
Restructuring and other charges:			
Imaging Solutions	20,830	2,523	18,307
Information Solutions	6,521	16	6,505
Consolidatied total	27,351	2,539	24,812

Note: Major products and services of each operating segment are as follows:

Imaging Solutions — Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing

Information Solutions — System devices for graphic arts, medical imaging and information systems, flat panel display materials and recording media

Document Solutions — Office copy machines/multifunction devices, printers, production systems and services, paper, consumables and office services

(2) Geographic Segments

Three months ended June 30, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Revenue:						
Japan						
External customers	60.2%	395,453	62.3%	389,735	5,718	1.5
Intersegment		108,402		85,390	23,012	-
Total		503,855		475,125	28,730	6.0
The Americas						
External customers	17.8%	116,783	17.4%	108,823	7,960	7.3
Intersegment		6,761		6,168	593	-
Total		123,544		114,991	8,553	7.4
Europe						
External customers	12.4%	81,723	11.8%	73,565	8,158	11.1
Intersegment		4,903		3,592	1,311	-
Total		86,626		77,157	9,469	12.3
Asia and others						
External customers	9.6%	62,889	8.5%	53,058	9,831	18.5
Intersegment		69,629		54,041	15,588	-
Total		132,518		107,099	25,419	23.7
Eliminations		(189,695)		(149,191)	(40,504)	-
Consolidated total	100.0%	656,848	100.0%	625,181	31,667	5.1

Amount Unit: Millions of yen

	Three months ended June 30, 2006 From April 1, 2006 To June 30, 2006		Three months ended June 30, 2005 From April 1, 2005 To June 30, 2005		Change	
					Amount	%
Operating Income (Loss):						
Japan	4.8%	24,113	5.1%	24,022	91	0.4
The Americas	(10.3)%	(12,721)	0.5%	626	(13,347)	-
Europe	(0.8)%	(730)	0.6%	466	(1,196)	-
Asia and others	6.1%	8,027	4.2%	4,532	3,495	77.1
Eliminations	-	(2,946)	-	1,546	(4,492)	-
Consolidated total	2.4%	15,743	5.0%	31,192	(15,449)	(49.5)



FUJI PHOTO FILM CO., LTD.

Shigetaka Komori

President and Chief Executive Officer

March 7, 2006

(Translation)

To whom it may concern:

Announcement of Determination of Terms and Conditions of Issuance of Convertible Bonds
(Convertible Bond Type - Bonds with Stock Acquisition Rights, ***tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)**

With respect to the issuance of the Company's Floating Rate Convertible Bonds due 2011 Series A, Fixed Rate Convertible Bonds due 2011 Series B, Floating Rate Convertible Bonds due 2013 Series A and Fixed Rate Convertible Bonds due 2013 Series B (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*, hereinafter referred to as the "**Bonds**", of which the bonds are hereinafter referred to as the "**Notes**" and the stock acquisition rights are hereinafter referred to as the "**SARs**"), issue of which was resolved at the meeting of the Board of Directors held on March 7, 2006, the terms and conditions of the issuance, etc. were determined. The particulars, including those which had been already decided, are as follows:

I. Floating Rate Convertible Bonds due 2011 Series A

Matters pertaining to the SARs

1. The price to be paid upon exercise of the SARs	The amount equal to the issue price of the Note
Initial conversion price	¥5,278

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

(reference information)

Share prices, etc. on the pricing date (March 7, 2006)

a. Share price on the Tokyo Stock Exchange, Inc. (Closing price)	¥3,770
b. Rate of premium = {(conversion price) / (share price (closing price))－1}×100	40.00%
Minimum conversion price	¥3,770

2. Amount to be accounted for as the stated capital with respect to the issue price of new shares ¥2,646 per share*

* Amount to be accounted for as the stated capital in case one SAR is exercised at the initial conversion price stated above

<reference>

(1)	Aggregate issue price of the Note (Aggregate principal amount of the Notes:	¥50,000,000,000 ¥50,000,000,000)
(2)	Date of resolution for issuance	March 7, 2006
(3)	Period of subscription	Not applicable.
(4)	Payment date and date of issuance	April 5, 2006

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

(5)	Exercise period for the SARs	From April 5, 2006 to March 28, 2011 (at the place where the SARs are to be exercised), or (a) if the Notes shall have been called for early redemption, then up to the close of business on the 3rd Business Day in Tokyo prior to the date fixed for redemption thereof, or (b) if the Notes shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when the Notes are so cancelled or delivered, or (c) if the Notes shall become due and repayable, then up to the time when the Notes become so due and repayable. In no event shall the SARs be exercised after March 28, 2011 (at the place where the SARs are to be exercised).
(6)	Date of maturity	March 31, 2011

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

II. Fixed Rate Convertible Bonds due 2011 Series B

Matters pertaining to the SARs

1. The price to be paid upon exercise of the SARs	The amount equal to the issue price of the Note
Initial conversion price	¥5,278
(reference information)	
Share prices, etc. on the pricing date (March 7, 2006)	
a. Share price on the Tokyo Stock Exchange, Inc. (Closing price)	¥3,770
b. Rate of premium = {(conversion price) / (share price (closing price)) − 1} × 100	40.00%
Minimum conversion price	¥3,770
2. Amount to be accounted for as the stated capital with respect to the issue price of new shares	¥2,646 per share*

* Amount to be accounted for as the stated capital in case one SAR is exercised at the initial conversion price stated above

<reference>

(1)	Aggregate issue price of the Note	¥50,000,000,000
	(Aggregate principal amount of the Notes:	¥50,000,000,000)
(2)	Date of resolution for issuance	March 7, 2006
(3)	Period of subscription	Not applicable.
(4)	Payment date and date of issuance	April 5, 2006

(5) Exercise period for the SARs: From April 5, 2006 to March 28, 2011 (at the place where the SARs are to be exercised), or (a) if the Notes shall have been called for early redemption, then up to the close of business on the 3rd Business Day in Tokyo prior to the date fixed for redemption thereof, or (b) if the Notes shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when the Notes are so cancelled or delivered, or (c) if the Notes shall become due and repayable, then up to the time when the Notes become so due and repayable. In no event shall the SARs be exercised after March 28, 2011 (at the place where the SARs are to be exercised).

(6) Date of maturity: March 31, 2011

III. Floating Rate Convertible Bonds due 2013 Series A

Matters pertaining to the SARs

1. The price to be paid upon exercise of the SARs	The amount equal to the issue price of the Note
Initial conversion price	¥4,901
(reference information)	
Share prices, etc. on the pricing date (March 7, 2006)	
a. Share price on the Tokyo Stock Exchange, Inc. (Closing price)	¥3,770
b. Rate of premium = {(conversion price) / (share price (closing price)) − 1} × 100	30.00%
Minimum conversion price	¥3,770
2. Amount to be accounted for as the stated capital with respect to the issue price of new shares	¥2,451 per share*

* Amount to be accounted for as the stated capital in case one SAR is exercised at the initial conversion price stated above

<reference>

(1)	Aggregate issue price of the Note	¥50,000,000,000
	(Aggregate principal amount of the Note:	¥50,000,000,000)
(2)	Date of resolution for issuance	March 7, 2006
(3)	Period of subscription	Not applicable.
(4)	Payment date and date of issuance	April 5, 2006

(5)	Exercise period for the SARs	From April 5, 2006 to March 28, 2013 (at the place where the SARs are to be exercised), or (a) if the Notes shall have been called for early redemption, then up to the close of business on the 3rd Business Day in Tokyo prior to the date fixed for redemption thereof, or (b) if the Notes shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when the Notes are so cancelled or delivered, or (c) if the Notes shall become due and repayable, then up to the time when the Notes become so due and repayable. In no event shall the SARs be exercised after March 28, 2013 (at the place where the SARs are to be exercised).
(6)	Date of maturity	March 31, 2013

IV. Fixed Rate Convertible Bonds due 2013 Series B

Matters pertaining to the SARs

1. The price to be paid upon exercise of the SARs	The amount equal to the issue price of the Note
Initial conversion price	¥4,901
(reference information)	
Share prices, etc. on the pricing date (March 7, 2006)	
a. Share price on the Tokyo Stock Exchange, Inc. (Closing price)	¥3,770
b. Rate of premium = {(conversion price) / (share price (closing price)) − 1} × 100	30.00%
Minimum conversion price	¥3,770

2. Amount to be accounted for as the stated capital with respect to the issue price of new shares	¥2,451 per share*

* Amount to be accounted for as the stated capital in case one SAR is exercised at the initial conversion price stated above

<reference>

(1)	Aggregate issue price of the Note	¥50,000,000,000
	(Aggregate principal amount of the Notes:	¥50,000,000,000)
(2)	Date of resolution for issuance	March 7, 2006
(3)	Period of subscription	Not applicable.
(4)	Payment date and date of issuance	April 5, 2006

(5)	Exercise period for the SARs	From April 5, 2006 to March 28, 2013 (at the place where the SARs are to be exercised), or (a) if the Notes shall have been called for early redemption, then up to the close of business on the 3rd Business Day in Tokyo prior to the date fixed for redemption thereof, or (b) if the Notes shall have been cancelled by the Company or delivered by a Subsidiary to the Company for cancellation, then up to the time when the Notes are so cancelled or delivered, or (c) if the Notes shall become due and repayable, then up to the time when the Notes become so due and repayable. In no event shall the SARs be exercised after March 28, 2013 (at the place where the SARs are to be exercised).
(6)	Date of maturity	March 31, 2013



FUJI PHOTO FILM CO., LTD.
Shigetaka Komori
President and Chief Executive Officer

March 7, 2006

(Translation)
To whom it may concern:

Announcement of Issuance of Convertible Bonds
(Convertible Bond Type - Bonds with Stock Acquisition Rights,
***tenkanshasaigata shinkabu yoyakuken-tsuki shasai*)**

The Company, at an ordinary meeting of the Board of Directors held on March 7, 2006, resolved to issue JPY 50,000,000,000 Floating Rate Convertible Bonds due 2011 Series A, JPY 50,000,000,000 Fixed Rate Convertible Bonds due 2011 Series B (JPY 100,000,000,000 in aggregate), JPY 50,000,000,000 Floating Rate Convertible Bonds due 2013 Series A and JPY 50,000,000,000 Fixed Rate Convertible Bonds due 2013 Series B (JPY 100,000,000,000 in aggregate) (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*, hereinafter referred to as the "**Bonds**"), the aggregate principal amount of which is JPY 200,000,000,000. The outline is as follows:

Scope and Background of Issuance of the Bonds

The Company, in order to accomplish its mid-term management plan entitled "Vision 75" in accordance with the basic policies of "development of new growth strategy", "overall intensive structural reform of management" and "strengthening of consolidated management", has been working on the implementation of various measures and policies for the past two years. The Imaging Solution Division, influenced by a drop in profits caused by intensification of competition due to the decline of demand for color film products and a deceleration of growth in the digital camera market, has recently undertaken aggressive efforts toward the implementation of structural reforms. In the meantime, the Information Solution Division and the Document Solution Division have been steadily achieving their objectives.

The Company, which considers medical/life sciences, document handling, printing

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

systems as well as high-function materials such as flat-panel display materials, semiconductor materials and optic devices to be important future business areas, intends to demonstrate competitive leadership for the future and plans to expand and develop its businesses. For these purposes, the Company intends to efficiently utilize the proceeds of the issue of the Bonds in order to increase production capacity primarily for flat-panel display materials (the market for which is rapidly growing), and the Company considers it necessary to continue high-level R&D investment for the development of new technology and new products with high product differentiation as well as to conduct an aggressive M&A program designed to promptly establish a position in the markets for such new business areas, aiming toward "the development of a new growth strategy". By specifying a high initial conversion price for the Bonds, the Company is striving to control immediate dilution in consideration of existing shareholders, and to simultaneously accelerate the increase of capital predicting that the share price will rise in line with the achievement of a new growth trajectory. In addition, funding costs will be lower than those of short-term borrowing or straight bonds, which will support investment in new, growing businesses from a financial viewpoint.

Outline of Overall Scheme (Reference)

The Bonds will be underwritten by Nomura International plc, and all of the Bonds will be sold to Keystone Capital Corporation (a company incorporated in the Cayman Islands, hereinafter referred to as "**Keystone**"), an overseas special-purpose company. Keystone will be involved in trading of derivatives for stock acquisition rights and other rights with Nomura Securities Co., Ltd., and will issue two series of limited recourse secured callable fixed rate exchangeable notes (aggregate face amount of JPY 200,000,000,000) secured by the Bonds. Such notes resemble typical convertible bonds (bonds with stock acquisition rights) in nature and will be offered in Japan by way of secondary distribution by Nomura Securities Co., Ltd.


Each of the Bonds with
Stock Acquisition Rights
(Aggregate Amount of
JPY 200,000,000,000)
Sale of Each of the Bonds with
Stock Acquisition Rights
(Aggregate Amount of
JPY 200,000,000,000)
Company
Underwriter
(Nomura International plc)
Issuer
(Keystone Capital Corporation)
Proceeds on Issue of
Each of the Bonds with
Stock Acquisition
Rights
Issue of Limited
Recourse Secured
Callable Fixed Rate
Exchangeable Notes
(Two Series, Aggregate
Amount of
JPY 200,000,000,000)
Share Option
CB Option
Proceeds on Issue of Each of the Notes
Sale of Limited Recourse
Secured Callable Fixed Rate
Exchangeable Notes
Seller
(Nomura Securities Co., Ltd.)
Swap Counterparty
(Nomura Securities Co., Ltd.)
Selling Price of Each of the Notes
Secondary Distribution of
Each of the Notes
(Aggregate Amount of
JPY 200,000,000,000)
Domestic Investors

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

1.	Name of the Notes	Floating Rate Convertible Bonds due 2011 Series A (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken - tsuki shasai*) (the "**2011 Series A Bonds**"), Fixed Rate Convertible Bonds due 2011 Series B (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken - tsuki shasai*) (the "**2011 Series B Bonds**"), Floating Rate Convertible Bonds due 2013 Series A (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken - tsuki shasai*) (the "**2013 Series A Bonds**"), and Fixed Rate Convertible Bonds due 2013 Series B (bonds with stock acquisition rights, *tenkanshasaigata shinkabu yoyakuken - tsuki shasai*) (the "**2013 Series B Bonds**"). Unless otherwise specified, any discussion below applies to all of 2011 Series A Bonds, 2011 Series B Bonds, 2013 Series A Bonds and 2013 Series B Bonds, and each of them is hereinafter referred to as the "**Bonds**", of which the notes are hereinafter referred to as the "**Notes**" and the stock acquisition rights are hereinafter referred to as the "**SARs**".
2.	Aggregate issue price of the Notes	JPY 50,000,000,000 for each of 2011 Series A Bonds, 2011 Series B Bonds, 2013 Series A Bonds and 2013 Series B Bonds, plus the total amount of the aggregate principal amount of the Notes in respect of any replacement note certificates which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed note certificates relating thereto.
3.	Issue price of the Notes	100% of the principal amount of the Notes (principal amount of each Note: JPY 1,000,000)

4. Interest rate

(1) 2011 Series A Bonds

(Six Month Yen LIBOR-0.3) per cent. per annum on the principal amount of the Notes; provided, however, such interest rate shall not exceed 3.0 per cent. per annum, and such interest rate will be determined by the Agent Bank mentioned in 7 below on or prior to 2 Business Days of the commencement day of each of the interest period pursuant to the terms and conditions of the Bonds. In this paragraph, "**Interest period**" means a period beginning on and including the April 5, 2006 and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date and "**Business Day**" means a day upon which yen deposits may be dealt in on the London inter-bank market and commercial banks and foreign exchange markets are open in London and, if on that day a payment is to be made, in Tokyo also.

(2) 2011 Series B Bonds

0.5 per cent. per annum on the principal amount of the Notes.

(3) 2013 Series A Bonds

(Six Month Yen LIBOR-0.3) per cent. per annum on the principal amount of the Notes; provided, however, such interest rate shall not exceed 3.0 per cent. per annum, and such interest rate will be determined by the Agent Bank mentioned in 7 below on or prior to 2 Business Days of the commencement day of each of the interest period pursuant to the terms and conditions of the Bonds.

(4) 2013 Series B Bonds

0.75 per cent. per annum on the principal amount of the Notes.

5.	Method and time of payment of interest of the Notes	The interest is payable semi-annually (twice a year) in arrear on March 31 and September 30 in each year, except that the first payment of interest, to be made on September 30, 2006, will be in respect of the period from and including April 5, 2006 to but excluding September 30, 2006. Each of the Notes will cease to bear interest (i) where each of the SARs with respect to the Notes shall have been exercised, from the interest payment date immediately preceding the effective date of such exercise or, if none, the date of issue of the Bonds or (ii) in all other cases, from the due date for redemption, unless, upon due presentation, payment of the full amount due is improperly withheld or refused. In such event, it shall continue to bear interest until whichever is the earlier of (x) the day on which all sums due in respect of such Note up to but excluding that day are received by or on behalf of the relevant holder of the Bonds, and (y) the day seven days after the Principal Paying Agent has notified the holders of the Bonds of receipt of all sums due in respect of all the Notes up to but excluding that seventh day.
6.	Paying Agent for the Bonds	HSBC Bank plc (Principal Paying Agent)
7.	Agent Bank for the Bonds	The Nomura Trust and Banking Co., Ltd.
8.	Payment Date and Issue Date	April 5, 2006
9.	Matters pertaining to the offering	
	(1) Offering method	A private placement made in overseas market (excluding the United States), mainly in Europe through underwriting of the aggregate principal amount of the Notes by Nomura International plc (hereinafter referred to as the "**Manager**").
	(2) Offer price of the Bonds (Offer Price)	100% of the principal amount of the Notes

10. Matters pertaining to the SARs

(1) Total number of the SARs to be issued	50,000 per each of 2011 Series A Bonds, 2011 Series B Bonds, 2013 Series A Bonds and 2013 Series B Bonds, plus the number obtained by dividing the aggregate principal amount of the Notes in respect of any replacement note certificates which may be issued upon receipt of appropriate evidence and indemnity for lost, stolen or destroyed note certificates by JPY 1,000,000.
(2) Number of SARs to be attached to the Notes	The number of SARs to be attached to the Notes shall be one (1) per principal amount of the Notes of JPY 1,000,000.
(3) Issue price of the SARs	Zero
(4) Class and quantity of the shares to be acquired upon the exercise of SARs	(i) Class Common stock of the Company (ii) Quantity The number of shares of common stock of the Company to be acquired by the exercise of SARs, or the number of shares of common stock of the Company held by the Company that are to be transferred will be determined by dividing the aggregate issue price of the Notes deposited at the same time upon exercise of the SARs by the Conversion Price (as defined in (5) below); provided, however, that fractions less than one (1) share resulting from such exercise shall be rounded down and no adjustment or cash payment will be made in respect thereof.
(5) Payment to be made upon exercise of the SARs	(i) The price to be paid upon exercise of an SAR shall be equal to the issue price of the Note.

(ii) The initial Conversion Price will be determined by the Representative Director authorized by the Board of Directors of the Company having regard to the demand situation of the investors and other market trend; provided, however, the initial Conversion Price must not fall below to the amount of the closing price at the date of the subscription agreement executed between the Company and the Manager multiplied by the numbers stated below.

2011 Series A Bonds and 2011 Series B Bonds	1.4
2013 Series A Bonds and 2013 Series B Bonds	1.3

(iii) Reset of the Conversion Price

The Conversion Price shall be subject to reset on (in case of 2011 Series A Bonds and 2011 Series B Bonds) each of March 31, 2009 and March 31, 2010, or (in case of 2013 Series A Bonds and 2013 Series B Bonds) September 30, 2008, September 30, 2009, September 30, 2010, September 30, 2011 and September 30, 2012 (each a "**Reset Date**") to 90 per cent. (rounded upwards to the nearest one yen, hereinafter referred to as the "**Reset Conversion Price**") of the average last reported selling price (regular way) of Common Shares of the Company on the Tokyo Stock Exchange, Inc. (hereinafter referred to as "**Tokyo Stock Exchange**") on a Trading Day (as defined below) (hereinafter referred to as "**Closing Price**") for the 10 consecutive Trading Days (excluding days when no such last selling price is reported, and if a Reset Date is not a Trading Day, the 10 Consecutive Trading Days up to the last preceding Trading Day of the Reset Date) up to and including the relevant Reset Date; and provided that the Conversion Price shall not be reset as a result of the reset made hereunder in respect of a Reset Date to less than the Closing Price on March 7, 2006 (hereinafter referred to as "**Minimum Conversion Price**", subject to adjustment in (iv) below) the Reset Conversion Price shall be the Minimum Conversion Price. "**Trading Day**" means a day when the Tokyo Stock Exchange is open for business, but does not include a day when no such last selling price is reported.

(iv) The Conversion Price shall be adjusted in accordance with the following formula, if the Company issues new shares of common stock of the Company or disposes of the shares of common stock of the Company, after the issuance of the Bonds, at the issue price or disposal price below the current market price of its shares of common stock of the Company. In the following formula, the "**Number of issued shares**" means the total number of shares of common stock of the Company already issued (but excluding those held by the Company).



$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of issued or disposed shares} \times \text{Issue or disposal price per share}}{\text{Market price per share}}}{\text{Number of issued shares} + \text{Number of issued or disposed shares}}$$

The Conversion Price will also be appropriately adjusted in case of a stock split, consolidation of the shares of common stock of the Company or an issue by the Company of SARs to acquire the common stock of the Company (including SARs incorporated in bonds with stock acquisition rights) at the price below the current market price of the shares of common stock of the Company or in certain other cases.

(6) Exercise period for the SARs	From April 5, 2006 to the dates set out below (at the place where the SARs are to be exercised), or (a) if the relevant Notes shall have been called for early redemption pursuant to 11(1) below, then up to the close of business on the third business day in Tokyo prior to the date fixed for redemption thereof, or (b) if such Notes shall have been purchased and cancelled by the Company or delivered by a subsidiary to the Company for cancellation pursuant to 11(2) below, then up to the time when such Note is so cancelled or delivered, or (c) if such Notes shall become due and repayable pursuant to 11(1) below, then up to the time when such Note becomes so due and repayable. In no event shall the SARs be exercised after the dates set out below (at the place where the SARs are to be exercised). 2011 Series A Bonds and 2011 Series B Bonds March 28, 2011 2013 Series A Bonds and 2013 Series B Bonds March 28, 2013
(7) Other conditions to exercise of the SARs	No SARs may be exercised in part.
(8) Matters relating to substitute payment	Upon exercise of the SARs, the holder of the Notes exercising such SARs shall be deemed to make a request to the Company that, in lieu of the full redemption of the Notes with such SARs, the Company treat such exercise as the payment by the holder of the Notes of the full amount required to be paid upon exercise of the SARs, as set forth under items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code of Japan.
(9) Effective date of the exercise of the SARs	The request for exercise shall be deemed to have been made at 23:59 hours (London time) (being the next calendar day in Japan) on the date on which the Bond Certificate and any other documents required for the exercise of SARs are deposited with an Agent set forth in 6 above, and all conditions precedent to exercise of the SARs are fulfilled, and accordingly the exercise of the SARs shall become effective at such time.

(10) Purchase of shares constituting less than one unit due to the exercise of the SARs	In the event shares constituting less than one unit accrue due to the exercise of the SARs, the requirement under the Commercial Code of Japan to purchase such shares constituting less than one unit shall be deemed to have been exercised, and the Company shall make adjustments by cash.
(11) An amount not to be accounted for as the stated capital due to the exercise of the SARs	An amount not to be accounted for as the stated capital due to the exercise of the SARs is obtained by subtracting the amount to be accounted for as the stated capital from the issue price. Such amount to be accounted for as the stated capital shall be obtained by multiplying such issue price by 0.5, and all amount less than JPY 1 shall be rounded upward.
(12) Handling matters with respect to the exercise of the SARs during the dividend accrual period	The Company shall pay the full amount of annual dividends or interim dividends (being a cash distribution pursuant to Article 293-5 of the Commercial Code of Japan, or a distribution of retained earnings pursuant to paragraph 5, Article 454 of the Company Law), on the shares issued or transferred upon exercise of the SARs with respect to the full dividend accrual period (currently being the period of six months ending on March 31 and September 30) during which the relevant effective date of such exercise of the SARs falls, as if such issue or transfer had been made at the beginning of such dividend accrual period. No payment and adjustment shall be made with respect to the interest for the period after the interest payment date (provided, however, if the interest payment date immediately preceding the effective date of such exercise is prior to the first interest payment date, with respect to the interest after April 5, 2006) immediately preceding the effective date of such exercise with respect to the Notes with the SARs.
(13) Cancellation events and conditions for the SARs	No cancellation event is to be stipulated.

(14) Rationale for determining the issue price of the SARs as zero and the amount to be paid upon exercise thereof	The issue price of the SARs has been determined as zero, taking into consideration that the Notes and the SARs have a close interrelation on the grounds that the SARs are incorporated in the bonds with the stock acquisition rights of convertible bonds type (*tenkanshasaigata*) and shall not be transferable separately from the Notes, that all Notes shall cease to exist upon exercise of the related SARs due to substitute payment, and also taking into consideration the value of the SARs based on the market conditions, etc., and the economic value obtainable from the interest rate, the issue price and other terms of issue. The amount to be paid upon exercise of each of the SARs has been determined as the amount equal to the issue price of the Notes, since the Bonds are bonds with stock acquisition rights of a convertible bonds type (*tenkanshasaigata*). The initial Conversion Price will be the amount determined as set forth in (5)(ii) above.

11. Matters pertaining to the Notes

(1) Manner and time of the maturity of the Notes	(A) Redemption at maturity 2011 Series A Bonds The Notes will be redeemed at 102.90 per cent. of their principal amount on March 31, 2011 (date of maturity). 2011 Series B Bonds The Notes will be redeemed at 105.20 per cent. of their principal amount on March 31, 2011 (date of maturity). 2013 Series A Bonds The Notes will be redeemed at 103.70 per cent. of their principal amount on March 31, 2013 (date of maturity). 2013 Series B Bonds The Notes will be redeemed at 105.60 per cent. of their principal amount on March 31, 2013 (date of maturity).

(B) Early redemption

(i) Early redemption pursuant to the provision of 115 per cent. call option

The Company may, at its option, after the issuance of the Bonds, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds, redeem all, but not some only, of the Notes then outstanding at the redemption prices (expressed as a percentage of the principal amount of the Notes) together with interest accrued to the date fixed for such redemption and all additional amounts due on the Notes (if any); provided, however, that no such redemption may be made unless the Closing Price for each of the 5 consecutive Trading Days, the last of which occurs not more than 10th Business Days prior to the date upon which the notice of such redemption is first published, exceeds 115 per cent. of the Conversion Price as defined in 10(5) in effect on each such Trading Day. "**Business Day**" in this paragraph means a day upon which yen deposits may be dealt in on the London inter-bank market and commercial banks and foreign exchange markets are open in London and, if on that day a payment is to be made, in Tokyo also.

2011 Series A Bonds

From April 5, 2006 to April 4, 2007	100.30%
From April 5, 2007 to April 4, 2008	100.90%
From April 5, 2008 to April 4, 2009	101.50%
From April 5, 2009 to April 4, 2010	102.00%
From April 5, 2010 to March 30, 2011	102.60%

2011 Series B Bonds

From April 5, 2006 to April 4, 2007	100.50%
From April 5, 2007 to April 4, 2008	101.60%
From April 5, 2008 to April 4, 2009	102.60%
From April 5, 2009 to April 4, 2010	103.60%
From April 5, 2010 to March 30, 2011	104.70%

2013 Series A Bonds

From April 5, 2006 to April 4, 2007	100.30%
From April 5, 2007 to April 4, 2008	100.80%
From April 5, 2008 to April 4, 2009	101.30%
From April 5, 2009 to April 4, 2010	101.90%
From April 5, 2010 to April 4, 2011	102.40%
From April 5, 2011 to April 4, 2012	102.90%
From April 5, 2012 to March 30, 2013	103.40%

2013 Series B Bonds

From April 5, 2006 to April 4, 2007	100.40%
From April 5, 2007 to April 4, 2008	101.20%
From April 5, 2008 to April 4, 2009	102.00%
From April 5, 2009 to April 4, 2010	102.80%
From April 5, 2010 to April 4, 2011	103.60%
From April 5, 2011 to April 4, 2012	104.40%
From April 5, 2012 to March 30, 2013	105.20%

(ii) Early redemption in case the Company becomes a wholly-owned subsidiary of another corporation

In the case of a resolution being passed at a general meeting of shareholders of the Company for the Company to become a wholly-owned subsidiary of another corporation pursuant to share exchange or share transfer (*kabushiki-kokan* or *kabushiki-iten*), subject to take certain measures set forth in the terms and conditions of the Bonds, the Company may, having given not less than 30 nor more than 60 days' prior notice to holders of the Bonds, redeem all, but not less than all, of the Notes then outstanding at the percentage of the principal amount of the Notes at the following redemption prices (expressed as a percentage of the principal amount of the Notes) together with interest accrued to the redemption date and all additional amounts (if any).

2011 Series A Bonds and 2011 Series B Bonds

From April 5, 2006 to April 4, 2007	104%
From April 5, 2007 to April 4, 2008	103%
From April 5, 2008 to April 4, 2009	102%
From April 5, 2009 to April 4, 2010	101%
From April 5, 2010 to March 30, 2011	100%

2013 Series A Bonds and 2013 Series B Bonds

From April 5, 2006 to April 4, 2007	106%
From April 5, 2007 to April 4, 2008	105%
From April 5, 2008 to April 4, 2009	104%
From April 5, 2009 to April 4, 2010	103%
From April 5, 2010 to April 4, 2011	102%
From April 5, 2011 to April 4, 2012	101%
From April 5, 2012 to March 30, 2013	100%

(iii) Early redemption in case the Company is delisted

The Company shall give such notice to the Trustee and to the holders of the Bonds promptly upon becoming aware that the common stock of the Company may be delisted from the Tokyo Stock Exchange and in any event at least 30 days prior to such delisting. The Company shall, having given not less than 14 nor more than 30 days' prior notice to the holders of the Bonds redeem all, but not some only, of the Notes then outstanding at the redemption price set out below (expressed as a percentage of the principal amount of the Notes), together with interest accrued to the date fixed for such redemption and all additional amounts (if any) no later than 7 days after such delisting takes place.

2011 Series A Bonds and 2011 Series B Bonds

From April 5, 2006 to April 4, 2007	104%
From April 5, 2007 to April 4, 2008	103%
From April 5, 2008 to April 4, 2009	102%
From April 5, 2009 to April 4, 2010	101%
From April 5, 2010 to March 30, 2011	100%

2013 Series A Bonds and 2013 Series B Bonds

From April 5, 2006 to April 4, 2007	106%
From April 5, 2007 to April 4, 2008	105%
From April 5, 2008 to April 4, 2009	104%
From April 5, 2009 to April 4, 2010	103%
From April 5, 2010 to April 4, 2011	102%
From April 5, 2011 to April 4, 2012	101%
From April 5, 2012 to March 30, 2013	100%

		(iv) Compulsory redemption in the event of default, etc. If there occurs any of the events of default provided for in the regulations of the Notes or any other events set forth in the terms and conditions of the Bonds and upon notice by the Trustee to the Company that the Notes are due and repayable pursuant to the terms and conditions of the Bonds, the Company shall immediately redeem all of the Notes then outstanding at 100 per cent. of their principal amount together with interest accrued.
	(2) Purchase and cancellation	The Company may at any time purchase the Bonds in the open market or otherwise and hold, resell or cancel the Notes in respect of such Bonds. The subsidiaries of the Company may at any time purchase the Bonds in the open market or otherwise and hold, resell or deliver such Bonds for cancellation of the Notes in respect of the Bonds.
	(3) Form of the certificates of the Bonds	The form of the certificates of the Bonds shall be with coupons and in bearer form.
	(4) Security or guarantee for the Notes	The Notes will be issued with no securities or guarantees.
	(5) Financial supplementary conditions	Negative pledge
12.	Listing	Not applicable.

Note: The purpose of this press release is to make a general public announcement by the Company relating to its issuance of Convertible Bonds (Convertible Bond Type - Bonds with Stock Acquisition Rights, *tenkanshasaigata shinkabu yoyakuken-tsuki shasai*). It has not been prepared for the purpose of soliciting investments in the Bonds. The Bonds will not be offered within Japan.

In addition, this press release does not constitute an offer of the Bonds in any jurisdiction including the United States. The Bonds may not be offered or sold within the United States, except with registration under the U.S. Securities Act of 1933, as amended, or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. If the Bonds are offered within the United States, an English language prospectus prepared in accordance with the U.S. Securities Act of 1933, as amended, will be used. The Bonds will not be offered within the United States.

(Reference)

1. Use of Proceeds

(1) Use of Proceeds

JPY 100,000,000,000 of the proceeds of the above issue of the Bonds by the Company will primarily be used for investment in facilities, and the remaining amount will be used for loans and investment. With respect to investment in facilities, all net proceeds will be used for the part of the facilities planning in the Information Solution Division through March 2008 since April 2006, which is planned mainly to strengthen the productive facilities for "FUJITAC" and "WV FILM" consisting of flat-panel display materials and to strengthen facilities for semiconductor materials and so forth.

With respect to loans and investment, approximately GBP 150,000,000 (approximately JPY 30,800,000,000) will be applied fund the acquisition of shares (acquired in February by the cash on hand) of Avecia Inkjet Limited (head office: Manchester, United Kingdom), a manufacturer of ink dye for ink jet printers, and the remaining amount will be used for investments and others in order to expand businesses in new areas such as medical science and life science businesses in the Information Solution Division.

(2) Effects on Result Forecast

There will be no change in the consolidated or non-consolidated result forecast for the year ending March 31, 2006, published on January 31, 2006, by issuance of the Bonds.

2. Accrued Past Dividends, etc.

(1) Basic Policy Concerning Dividends

The Company's basic policy concerning dividends is that it will continue to implement stable dividends and that it will secure retained earnings, as necessary to enhance management fundamentals, in order to prepare for proactive expansion of businesses in the future and drastic changes in management environments.

(2) Concept for Determination of Dividends

The Company determines the amount of dividends based on the basic policy described above, taking into consideration, and evaluating comprehensively, the results of operations and other factors. The amount of dividend per share for the fiscal year ended March 31, 2005 was JPY 25.

(3) Dividends for the Last Three Fiscal Years

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005
Current Net Income Per Share	JPY 86.29	JPY 105.40	JPY 106.40
Dividend per Share (Interim Dividend per Share)	JPY 25.00 (JPY 12.50)	JPY 25.00 (JPY 12.50)	JPY 25.00 (JPY 12.50)
Dividend Ratio	29.0%	23.7%	23.5%
Return on Shareholders' Equity	3.1%	3.7%	3.6%
Dividend to Shareholders' Equity Ratio	0.9%	0.8%	0.8%

Note: "Accounting Standard concerning Current Net Income Per Share" and "Guidelines for application of Accounting Standard concerning Current Net Income Per Share" have been applied since the Year ended March 31, 2003.

3. Other

(1) Information concerning dilution due to issue of shares upon exercise of stock acquisition rights

This has not been calculated as the conversion price has yet to be determined.

(2) Details of Equity Financing Conducted over the Last Three Fiscal Years

(a) Equity Financings

Not applicable.

(b) Share Price Movement for the Last Three Fiscal Years and Immediately Prior to Issue

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	Year ending March 31, 2006
Opening Price	JPY 4,170	JPY 3,540	JPY 3,310	JPY 3,870
High	JPY 4,400	JPY 3,850	JPY 3,990	JPY 4,110
Low	JPY 3,270	JPY 2,830	JPY 3,180	JPY 3,320
Closing Price	JPY 3,640	JPY 3,310	JPY 3,920	JPY 3,720
Price-Earnings Ratio	42.2 times	31.4 times	36.8 times	--

Note: The share price information for the year ending March 31, 2006 is the information as of March 6, 2006.

June 13, 2006

Fuji Photo Film Co., Ltd.

FUJINON CORPORATION to Become a Wholly-Owned Subsidiary through Share Exchange

At the company's Board of Directors meeting held on June 13, 2006, it was decided to make FUJINON CORPORATION (referred to below as "FUJINON") a wholly-owned subsidiary of Fuji Photo Film Co., Ltd (referred to below as "Fujifilm") through share exchange. The details are as follows.

1. Aim of creating a wholly-owned subsidiary through share exchange

Fujifilm is promoting the strengthening of its management in various respects in order to realize the objectives of the medium-term management plan, Vision75. By making FUJINON, which develops, manufacturers, and sells optical instruments, a wholly-owned subsidiary, Fujifilm aims to further the integration of its business operations in the optical device and medical fields and optimize the corporate value of the Fujifilm Group as a whole.

2. Conditions, etc. of share exchange

(1) Schedule of share exchange

June 13, 2006	Board of Directors meeting to approve share exchange agreement
June 13, 2006	Conclusion of share exchange agreement
June 30, 2006	General shareholders meeting (FUJINON) to approve share exchange agreement (provisional)
October 1, 2006	Date of execution of share exchange (provisional)

* In accordance with the provisions of Article 796, Paragraph 3 (simple share exchange), a resolution approving the share exchange will not be made at the general shareholders meeting of Fujifilm.

(2) Share exchange ratio

	Fuji Photo Film Co., Ltd (Parent company)	FUJINON CORPORATION (Wholly-owned subsidiary)
Share exchange ratio	1	0.95

Notes

1. Share allocation ratio

   The share allocation ratio will be 0.95 shares of common stock of Fujifilm for every one share of common stock of FUJINON (excluding stock held by Fujifilm)

2. Method of calculating share exchange ratio

   (1) Fujifilm and FUJINON requested the third-party organizations KPMG FAS Co., Ltd. (referred to below as "KPMG") and GCA Co., Ltd. (referred to below as "GCA") to calculate the share exchange ratio.

   (2) KPMG and GCA calculated the share exchange ratio on the basis of their assessments. KPMG made its assessment of Fujifilm using the market price method and the discounted cash flow (DCF) method and of FUJINON using the market multiple method and DCF method, while GCA made its assessment of Fujifilm using the DCF method, market price method, and market multiple method and of FUJINON using the DCF method, market multiple method, and adjusted book value method.

   (3) The share exchange ratio was determined as a result of discussions between Fujifilm and FUJINON with reference to the results of the above calculations.

3. Number of shares issued through share exchange

Fujifilm will not issue any new shares but will allocate 1,070,517 of treasury stock (common stock).

(3) Share exchange subsidy

   No share exchange subsidy will be paid.

3. Profiles of the companies exchanging shares

(As of March 31, 2006)

(1) Company name	Fuji Photo Film Co., Ltd (Parent company)	FUJINON CORPORATION (Wholly-owned subsidiary)
(2) Description of business	Development, manufacture, and sales of products in the fields of imaging solutions and information solutions	Manufacture and sales of still cameras, TV lenses, various lenses and optical components for office equipment and information equipment, endoscopes, interferometers, and other optical instruments
(3) Establishment	January 20, 1934	March 22, 1944
(4) Head office	210 Nakanuma, Minami Ashigara-shi, Kanagawa, Japan	1-324 Uetake, Kita-ku, Saitama-shi, Saitama, Japan
(5) Representative	Shigetaka Komori, President & CEO	Takeshi Higuchi, President
(6) Capital	40,363 million yen	500 million yen
(7) Shares issued and outstanding	514,625,728 shares	10,000,000 shares
(8) Shareholders' equity	1,605,810 million yen	44,635 million yen
(9) Total assets	1,868,397 million yen	76,094 million yen
(10) Fiscal year end	March 31	March 31
(11) Number of employees	9,163	1,293
(12) Major business partners	Fuji Photo Film U.S.A., Inc. and others	Fujinon Inc. and others
(13) Major shareholders and percentages of shares held	Japan Trustee Services Bank Ltd. (5.5%), Depositary Nominees Inc. (4.9%), the Master Trust Bank of Japan, Ltd. (4.8%)	Fuji Photo Film Co., Ltd. (88.1%), other individual shareholders (11.9%)
(14) Principal banks	Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, and others	Sumitomo Mitsui Banking Corporation, The Musashino Bank, Ltd., and others
(15) Relationship between the parties	Capital relationship	Fuji Photo Film holds 88.1% of the total outstanding shares of Fujinon.
	Personnel relationship	Fuji Photo Film has transferred to FUJINON two employees to serve as directors and two to serve as statutory auditors.
	Business relationship	Fuji Photo Film purchases optical instruments manufactured by FUJINON.

(16) Financial Results for the Past Three Fiscal Years (Unconsolidated)

(Millions of yen)

	Fuji Photo Film Co., Ltd (Parent company)			FUJINON CORPORATION (Wholly-owned subsidiary)		
Fiscal year	Year ended March 31			Year ended March 31		
	2004	2005	2006	2004	2005	2006
Net sales	771,234	761,688	748,255	104,017	115,589	85,976
Operating income	75,138	52,690	62,103	3,836	6,025	7,685
Ordinary income	79,848	79,686	84,126	3,647	6,294	8,669
Net income	54,219	54,681	43,367	2,199	4,614	5,329
Net income per share of common stock (yen)	105.40	106.40	84.90	217.27	458.69	529.61
Cash dividends per share of common stock (yen)	25.00	25.00	25.00	12.00	12.00	12.00
Shareholders' equity per share of common stock (yen)	2,949.48	3,027.50	3,146.80	3425.67	3871.83	4460.17

4. Status after share exchange

(1) Company name, description of business, head office, representative

Regarding the company name, description of business, head office, and representative of FUJINON, no change will be made to the contents of "3. Profiles of the companies exchanging shares."

Provided that if the share exchange is approved at the ordinary general meeting of shareholders to be held on June 29, 2006, Fujifilm will implement a corporate split-up on October 1, 2006 and change its company name to FUJIFILM Holdings Corporation. All of the business of the company will be succeeded by the newly-established company FUJIFILM Corporation.

In addition, provided that the share exchange is approved at the ordinary general meeting of shareholders to be held on June 29, 2006, Fujifilm will revise its Articles of Incorporation and change the location of its head office from Ashigara City in Kanagawa to Minato Ward in Tokyo.

(2) Capital

The capital of the company will not be increased through the share exchange.

(3) Influence on business results

Since FUJINON is a consolidated subsidiary of Fujifilm, the influence of this share exchange on the company's consolidated results will be immaterial.

News Releases

Fujifilm Buys Medical Imaging Products Distributor, Medical Equipment Service and Maintenance Company in France

January 16, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori; hereafter Fujifilm) announced that a contract was concluded to acquire the 100% of the shares of Fuji Medical Systemes France S.A. (hereafter FMSF), a French medical imaging products distributor, and TSR Holding S.A. (hereafter TSR), a French medical equipment service and maintenance company from GRED S.A., their holding company. The transaction is expected to be completed in February 2006 upon obtaining applicable regulatory approval.

Fujifilm has earned global recognition for developing the digital x-ray imaging diagnostic system FCR (Fuji Computed Radiography) and its Web-integrated PACS (Picture Archiving and Communications System) SYNAPSE, network systems to handle medical imaging information. An increasing number of health care facilities around the world have installed SYNAPSE, proving its high quality and reliability. Fujifilm has globally expanded its medical diagnostic imaging operations, which have become one of its core businesses.

FMSF has built a solid market base in France as a distributor of Fujifilm's medical imaging products. Its sales of FCR and Fujifilm dry imagers have been growing rapidly and are expected to continue growing. TSR is also showing steady growth in service and maintenance of medical equipment.

The acquisitions will provide Fujifilm with a medical sales subsidiary in

France, in addition to existing subsidiaries in Germany, U.K., Italy and Spain, all of which play a core role in medical imaging products sales within the EU economic zone. Through its expanded European sales subsidiaries, Fujifilm will implement a direct and unified global strategy. By closely matching its marketing and sales activities to the needs of the market, Fujifilm will enhance its medical imaging business in France and continue its effort to contribute to improve the quality and efficiency of medical care and people's health.

<About Fuji Medical Systemes France S.A.>
Business activities: Sales of medical imaging consumables and equipment
Capital: 1.25 million euros
Net Sales: 84 million euros (as of the end of 2004)
Headquarters: Paris, France
Employees: 50

<About TSR Holding S.A.>
Business activities: Service and maintenance of medical equipment
Capital: 750,000 euros
Net Sales: 10 million euros (as of the end of 2004)
Headquarters: suburbs of Paris, France
Employees: 100

Media Contact:
Fuji Photo Film Co., Ltd.
Corporate Communications Division, Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese :http://fujifilm.jp/
English :http://www.fujifilm.com/

Fujifilm Develops New Graded Ind A-9

Optical Fiber "LUMISTAR-X"-Enat

High-speed transmission greater than 10Gbps, the world's highest standard -Easy-to-handle and Suitable for the internal appliance wiring

January 18, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori; hereafter Fujifilm) announced that it has developed LUMISTAR-X, a Graded-Index (GI*2) Plastic Optical Fiber (POF) that enables high-speed transmission at speeds of greater than 10Gbps, the world's highest standard. Fujifilm's LUMISTAR is a revolutionary product, the first large-diameter plastic optical fiber capable of high-speed transmission of greater than 1Gbps. With Fujifilm's proprietary highly-functional technologies, the new LUMISTRAR-X has even higher optical performance while maintaining its acclaimed features, e.g. easy-to-handle.

*1 Gbps: bps stands for billions of bits transmitted per second. 1 G (Giga) = 1 billion.

*2 GI is a plastic optical fiber that has a graded-index (parabolic distribution of index profile). The optimal refractive index enables transmission of greater than 10Gbps with no signal deterioration.

The growth in digital content and enhancements in image processing technologies in recent years has greatly boosted the need for high-speed information processing. Examples include increasing demand for transmission speeds of greater than 10Gbps when exchanging information among computers and servers that instantly process high-load data. Moreover, growth in demand is anticipated for high-speed networks in offices, hospitals, data centers as well as home networking.

The new GI-POF LUMISTAR-X allows reliable transmission at speeds greater than 10Gbps, and is made from a highly flexible material which makes LUMISTAR-X suitable for internal appliance wiring. Moreover, since LUMISTAR-X is easy-to-handle, the operation cost can be reduced.

Utilizing Fujifilm's proprietary highly-functional materials technologies with other unique capabilities of the Fujifilm group - Fuji Xerox's VCSEL *3 technology, the Fujinon lens and optical parts for transmission, etc. - Fujifilm will offer optical transmission systems that can be utilized in the network construction for high-speed optical transmission.

*3 VCSEL stands for Vertical-Cavity Surface-Emitting Laser. It is widely used as light sources for optical transmission, laser printer scanning and optical measurements.

Features of the New GI-POF "LUMISTAR-X"

1. High-speed transmission:

Fujifilm has developed a new, highly transparent plastic material with a designed refractive index profile optimal to the material's properties, thereby achieving transmission speeds of greater than 10Gbps, the world's highest standard.

2. Wide applicability:

Since LUMISTAR-X is compatible with the 850nm wave-length VCSEL light source generally used for optical transmission, it can be applied not only to appliance connection wiring but also to internal appliance wiring.

3. Easy- to-handle:

The flexibility of the material (bending radius: 10mm) and its large diameter fulfill the needs for easy workability in the fiber ends treatment, connection and installation. It can also be used for wiring in tiny spaces inside machines and hinges, where bending and stretching occur repeatedly.

LUMISTAR-X will be displayed at the Fiber Optics EXPO 2006 to be held at

the Tokyo Big Site from January 18 to 20, 2006.

Table 1 Fiber Specifications (Preliminary)

LUMISTAR-X

Fiber diameter (□m) *4
500

Core diameter (□m) *4
120

Loss (dB/km)
max. 100 (*5)

Band Width (GHz@50m)
min. 10 (*5)

*4
nominal value

*5
measured with 850nm collimated light

Figure 1 Graded-Index (GI) Plastic Fiber Transmission Properties
(Compared to the conventional Step-Index (SI) POF)
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Figure 2 10 Gbps Eye Diagram *6(LUMISTAR-X 40m, 10.3125Gbps@850nm)
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*6 The Eye Diagram is a method of evaluating the signal deterioration. When Oscilloscope data is displayed overwritten numerous times, the waveform will resemble a human eye. The transmission properties of the LUMISTAR-X leave the eyes wide open, which indicates that the signal quality is high.

Media Contact:

Fuji Photo Film Co., Ltd.
Corporate Communications Division, Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese :http://fujifilm.jp/
English :http://www.fujifilm.com/

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News Releases

Fujifilm's Optimization of Business Structure in the Imaging Solutions Segment and Future Business Development Propelling New Growth Strategies: Addressing profitability in the Imaging Solutions segment through drastic future-oriented reforms

January 31, 2006

Fuji Photo Film Co., Ltd. (President & CEO: Shigetaka Komori; hereafter, Fujifilm) is implementing a full spectrum of policies and measures based on VISION75, a mid-term management plan formulated in February 2004 that articulates three fundamental strategies: "Building new growth strategy," "Implementing comprehensive structural reforms over all management levels," and "Enhancing consolidated management." Policies and measures include: actively investing in growing businesses such as the flat panel display materials business; conducting drastic reforms in R&D structure to create new businesses; establishing the Advanced Core Technology Laboratories that conduct the basic research; conducting M&As in order to expand the current business domain; shifting of Fuji Xerox production to China and renewing its domestic marketing system; and preparing to adopt a holding company structure. With these efforts, the Information Solutions and Document Solutions segments - which are two of its three main business segments - have posted fair performance results during the current fiscal year (ending March 2006).

However, the Imaging Solutions segment, which accounts for approximately 30 percent of Fujifilm's consolidated revenue, has faced rapidly intensifying

competition due to reduced demand for color film and slowing growth in the digital camera market. The business plan for the fiscal year ending March 2006 incorporated the expected decline in profit and thus financial performance was very close to the goals set out in the plan until the 3rd quarter of the present fiscal year. However, an unfavorable market situation is projected to continue and further negative impact on profit is expected. Looking ahead at further changes in the market environment, Fujifilm has decided to implement measures which will reform the whole of the current structure including R&D, production and distribution. The Company has decided to implement the reforms intensively over a one-year period, spanning the second half of the fiscal year ending March 2006 and the first half of the fiscal year ending March 2007. To accomplish these structural reforms, Fujifilm will appropriate temporary expenditure of a total of 165 billion yen in the current and next fiscal year. As 80 billion yen out of 165 billion yen will be appropriated in the current fiscal year, the Company is revising its estimated performance projection downward for the current fiscal year. The structural reforms include the reduction of approximately 5,000 people from the Imaging Solutions segment.

Summary of Structural Reforms

1.Optimizing business systems for color film and other photosensitive materials

1)

Optimizing globally expanded production capacity of photosensitive materials while considering future market trends

-Reduce a part of production facilities for photosensitive materials

-Streamline personnel in accordance with above reforms

2)

Pursue exhaustive prioritization and efficiency in entire process from R&D to sales/distribution

-Reorganize R&D system prioritizing photographic prints

-Greatly reduce sales expenditure and consolidate laboratories and distribution

-Streamline personnel in accordance with above reforms

2.Structural reform of digital camera business

1)
Strengthen product lineups which contain distinctive features such as high-sensitivity

2)
Scale down domestic production system and establish mass production system in China

3)
Exhaustive reduction of expenditure and strengthen SCM to reduce total inventory

Impact on the consolidated operating results for the fiscal year ending March 2006

(Millions of yen)

	Previous forecast*(A)	Revised forecast (B)	Net (B-A)	Percentage (%)	Results for the fiscal year ended March 2005
Revenue	2,700,000	2,650,000	(50,000)	(1.9)	
Operating Income	170,000	75,000	(95,000)	(55.9)	
Income before Income Taxes	164,000	73,000	(91,000)	(55.5)	
Net Income	85,000	20,000	(65,000)	(76.5)	

2,327,374
164,442
162,346
84,500

* Previous forecast was announced on October 31, 2005.

Photography is indispensable to humankind because of its ability to express the full spectrum of human emotions such as joy, sadness and love. Fujifilm believes that its mission is to preserve and nurture the culture of photography to meet the needs of our longtime customers. In order to sustain our photosensitive materials business, execution of the structural reforms is essential. Fujifilm will achieve drastic reduction in fixed costs and secure stable earnings for the Imaging Solutions segment in the fiscal year ending March 2008. Fujifilm intends to assert itself to continue to provide total imaging solutions from input to output by taking advantage of the merits of both analogue and digital imaging products and services. It will thus contribute to further development and expansion of the "culture of photography".

Fujifilm will fully utilize its cultivated resources including; its proprietary technologies in the field of chemicals, electronics, optics and software; financial strength; customer trust; brand value. At the same time, Fujifilm will further accelerate its effort to expand business with a particular focus on the areas of medical/life sciences; graphic arts; highly functional materials such as flat panel display materials, semiconductor materials and ink materials; and optical devices enhancing new investment in R&D and M&A.

Fujifilm places the present time as a period of its "Second Foundation" or redefinition, and will carry out the reforms on a company wide basis. Fujifilm is also at the final stage of developing its new growth strategies. Fujifilm aims at an operating profit of 200 billion yen for the fiscal year ending March 2008, and an operating profit of 280 to 300 billion yen for the fiscal year ending March 2011 by propelling new growth strategies.

FORWARD-LOOKING STATEMENTS

This document contains projections of performance and other projections, which are made based on judgments regarding currently available information and which encompass potential risks and uncertainties. Accordingly, please be aware that diverse factors may cause actual results to differ materially from projected results.

Media Contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: 81-3-3406-2490

Fujifilm website:

Japanese :http://fujifilm.jp/

English :http://www.fujifilm.com/

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News Releases

FUJIFILM ANNOUNCES INVESTMENT INTO PERSEUS PROTEOMICS, A BIOPHARMACEUTICAL VENTURE FIRM

Makes Full Fledged Entry into the Antibody-based Therapeutics Business

February 20, 2006

Fuji Photo Film Co., Ltd. (President and CEO: Shigetaka Komori; hereafter, Fujifilm) has announced that it purchased the 22% equity stake in Perseus Proteomics, Inc. (President and CEO: Kazuyuki Matsuda; hereafter, Perseus), a Tokyo-based novel biopharmaceutical venture firm, through a third-party allocation of new shares. It has made Fujifilm the majority shareholder of Perseus. The de worth 998 million yen, marks Fujifilm's full-fledged entry into the antibody-based therapeutics*1 business. Fujifilm will initially start the business with diagnostic agents and systems using diagnostic biomarkers for cancer and other lifestyle-related diseases developed by Perseus.

Fujifilm is now making further headway toward new growth strategies a key part of its VISION75 medium-term management plan. The life sciences has clearly been one of the most prospective field Last May, Fujifilm joined the Cosmos Alliance, an international membership organization established encourage technology exchange for promotion of the commercialization of leading-edge technologies It also invested in a number of member companies of the alliance. The following September, it jointly formed Fujifilm CMIC Healthcare, Ltd., with CMIC Co., Ltd., a pioneer in the clinical testing support field. Fujifilm has made significant strides in developing opportunities in the medical and pharmaceutical fields in addition to its established businesses of bio-imaging and in vitro diagnosis.

Perseus is a biopharmaceutical venture established on the basis of technologies developed by the Research Center for Advanced Science and Technology at the University of Tokyo. Perseus holds an exclusive license to Budded Baculovirus Expression Technology*2, which enables the display of large amounts of target proteins that are directly available as antigens without having to go through a complicated protein purification process. Also, the venture promotes the development of novel

therapeutic and diagnostic agents for cancer and other lifestyle-related diseases through the use of advanced technology to produce Monoclonal Antibodies*3 , which can recognize and bond to a specif target antigen. Perseus is the only company in the world in possession of nuclear hormone receptors holding licenses for all 48 types of intracellular receptor antibodies, which hold the key to the development of therapeutic agents for lifestyle-related diseases.

By forming a cooperative strategy with Perseus, Fujifilm plans to market a diagnostic system that utilizes diagnostic biomarkers for lifestyle-related diseases such as cancer and arteriosclerosis in 200 Fujifilm will proceed with the development of new advanced medical materials combining Peruseus' technologies with its molecular imaging technology which enables visualization of in vivo molecules using its proprietary materials. Fujifilm will also search for novel medical compounds by applying Perseus' technologies to the 200,000 types of chemical compounds developed during its long history of advancing photographic technologies. By creating unique and cutting-edge products and services Fujifilm aims to contribute to further advancements in the life sciences, medical and pharmaceutical fields.

Notes:

*1 Antibody-based Therapeutics:

A pharmaceutical agent that utilizes both antibodies that bond target proteins and the built-in immune functions of living organisms. Because the antibodies act only to the target cells or substances, antibody-based therapeutics are expected to increase its effectiveness and reduce side effects.

*2 Budded Baculovirus (BV) Expression Technology:

Technology used to produce large amounts of target protein on the surface of Budded Baculoviruses, which propagate efficiently within insect cells, by placing genes that can create proteins that form antigens.

*3 Monoclonal Antibody Technology:

A technology used to form monoclonal antibodies that bind onto target antigens in a stable manner b) utilizing a cell fusing method.

*4 Nuclear Hormone Receptor:

This is a protein found in the nuclei that controls various gene expressions relating to vital organ functions such as carbohydrate/lipid metabolism, bone metabolism, anti-inflammatory effects and immunosuppressive effects. 48 human intracellular receptors have been identified to date and currently, treatment drugs such as those that activate the specific intracellular receptor relating to

carbohydrate/lipid metabolism to treat diabetes (a common lifestyle-related disease) are being developed.

[Summary of Fujifilm's Investment]

Acquired Shares:
9,980 common stock

Issue Price:
100,000 yen per share

Issuance Amount:
998 million yen

Acquired Stakes:
22.0% of equity stakes after the capital increase

[Profile of Perseus Proteomics, Inc.]

Company Name:
Perseus Proteomics, Inc.

President and CEO:
Kazuyuki Matsuda

Address:
7-6 Komaba 4-Chome, Meguro-ku, Tokyo

Established:
February 1, 2001

Capital:
JPY637,750,000 (as of September 2005)

Operations:
Development of antibody-based therapeutics, in vitro diagnostics, research reagents, and nuclear hormone receptor drugs

Media Contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: 81-3-3406-2490

Fujifilm website:

Japanese :http://fujifilm.jp/

English :http://www.fujifilm.com/

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News Releases

Fujifilm, Konica Minolta and Eastman Kodak Establish EVERPLAY Standard New standard encourages industry participation to develop compatible products and services for digital photos and motion images

February 22, 2006

Orlando, February 22 - Fuji Photo Film Co., Ltd., Konica Minolta Photo Imaging Inc. and Eastman Kodak Company, founding members of the former Picture Archiving and Sharing Standard (PASS), today announced the EVERPLAY standard designed to ensure compatibility of digital photos and motion images across a broad range of consumer products for future generations.

Methods to organize and preserve digital images have evolved independently by many different companies and have lost interoperability among the different systems. There are also potential problems as time passes, systems evolve and formats change. The new EVERPLAY standard aims to resolve these issues and respond to consumers' needs to protect images and enjoy widespread interoperability. The standard is designed to make it easy to implement and uses XML next-generation language in its specification.

Fujifilm, Konica Minolta and Kodak will begin a free license program immediately and call for the adoption of the EVERPLAY standard by all consumer digital imaging companies. The goal for products and services is to use images interchangeably and movies ubiquitously while at the same time, acknowledge the value for protecting consumers' images.

By signing the licensing agreement, which is available on the Web site, any company can acquire a royalty-free license to execute the specification, use the trademarks and obtain rights to the patents owned by the EVERPLAY founders.

Further, the following tools will be provided at no cost: Software development kit (SDK) v1.10 and Verifying tool v1.10. Details can be obtained from http://www.everplay-spec.org .

In concurrence with the completion of the standard, the new name "EVERPLAY" replaces "PASS" and shall be used as an interchangeable name for the specification and related communication. A trademark, "EVERPLAY," and associated logo have been registered to help with future identification of products and services compliant to the standard.

About Fuji Photo Film Co., Ltd.

Fujifilm Group is a leading global provider of imaging, information and document-related products and services, and a pioneer of a wide range of digital systems. It had global revenues of Yen2.5 trillion (US$23.6 billion, at the rate of Yen107=US$1) in the year ended March 31, 2005 and 75,638 employees worldwide. Its Imaging Solutions segment includes digital cameras, color film as well as photofinishing equipment/services. Flat panel display materials, medical imaging, graphic arts and other businesses constitute its Information Solutions segment, and digital color copiers and other office products/services comprise the Document Solutions segment. Through development and selective application of its advanced digital, network, image processing, and other proprietary technologies, the Fujifilm Group has expanded from its original field of silver-halide photographic films into diverse new business fields. As a global company with a reputation for the highest quality and reliability, Fujifilm aims to make innovative use of the most advanced technologies to create beautiful images and wide-ranging information, and provide the imaging, information, and document solutions that will best meet the increasingly sophisticated needs of the world community. Fujifilm is an environmentally friendly, humane enterprise and an exemplary global corporate citizen.

More information about Fujifilm is available at http://www.fujifilm.com/.

About Konica Minolta

Konica Minolta Group's business domain spans "from imaging input to output."

The Group offers diverse products and services for new digital imaging environments in a wide range of fields. Our business domain is broad, including office equipment, optical devices, medical imaging, graphic imaging and measuring instruments. Its largest office equipment business sector consecutively offers advanced network document solutions, taking advantage of its strengths in high-speed, color and networking technologies. We also actively develop cutting-edge technologies that will expand the world of imaging, concentrating on proprietary materials, optical, nano-fabrication and imaging technologies.

Konica Minolta is committed to exploring unique markets and creating new business opportunities focusing on digital input/output, as the possibilities of imaging expand with the progress in digitalization and networking trends.

More information about Konica Minolta is available at http://konicaminolta.com/.

About Eastman Kodak Company

Kodak is the world's foremost imaging innovator, providing leading products and services to the photographic, graphic communications and healthcare markets. With sales of $14.3 billion in 2005, the company is committed to a digitally oriented growth strategy focused on helping people better use meaningful images and information in their life and work. Consumers use Kodak's system of digital and traditional image capture products and services to take, print and share their pictures anytime, anywhere; Businesses effectively communicate with customers worldwide using Kodak solutions for prepress, conventional and digital printing and document imaging; Creative Professionals rely on Kodak technology to uniquely tell their story through moving or still images; and leading Healthcare organizations rely on Kodak's innovative products, services and customized

workflow solutions to help improve patient care and maximize efficiency and information sharing within and across their enterprise.

More information about Kodak (NYSE: EK) is available at www.kodak.com.

EVERPLAY Logo

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News Releases

Fujifilm and Noritsu Koki to Form Global Alliance in Photofinishing Field Aiming to Enhance retail printing services

March 13, 2006

Fuji Photo Film Co., Ltd.
Noritsu Koki Co., Ltd.

Fuji Photo Film Co., Ltd. (President & CEO: Shigetaka Komori; hereafter, Fujifilm) and Noritsu Koki Co., Ltd. (President & CEO: Tsutomu Satani; hereafter, Noritsu Koki) have agreed to form a global alliance in the field of photofinishing as part of their efforts to expand demand for "Retail Printing" by enhancing their services. "Retail Printing" offers "Easy, Beautiful and Longlasting" printing services from images captured with digital cameras in addition to images captured with film.

Due to the popularity of digital cameras, the needs of customers for higher quality printing of their captured images is rising year after year.
In line with the progress of the digitalization of photography and in order to respond to various needs of customers, Fujifilm and Noritsu Koki have developed high-performance Digital Minilabs as well as high quality photographic color paper and chemicals. Furthermore, the two companies have been stimulating global demand for "Retail Printing" to provide high quality and long lasting silver halide photography prints of images captured with digital cameras.
The two companies will be considering further alliances in the photofinishing field in the future, however, their initial engagement will be in a global collaboration with regards to the development of Digital Minilab products

and after sales services. It will be possible for both companies to develop Digital Minilabs with higher quality in an efficient manner by fusing technologies that have been nurtured over the years, which will result in the provision of services of a higher dimension to customers. For retailers, the two will be able to offer proposals for further improved convenient use of Digital Minilabs. Furthermore, both companies aim to establish an enhanced and efficient after sales service system through cooperative efforts in the field of after sales services for Digital Minilab systems.

With the progress of digital imaging technology, the photo activities are undergoing greater diversification. Consumers are now not only able to print images but also view them on display monitors at home or processing images on their computers, as well as send them over broadband in high-speed image communications. Fujifilm and Noritsu Koki will provide a variety of solutions in the world of imaging, which is expected to show enhanced growth in the future. In addition, they will contribute to the further development of the culture of photography by fusing and evolving technologies in the field of photofinishing focusing mainly on digital minilabs which are essential to "Retail Printing" services.

Details of Alliance

(1) Product Development

Fujifilm and Noritsu Koki will be taking part in technical alliances in order to raise the level of efficiency for the development of high performance Digital Minilabs.

- Fujifilm will license Noritsu Koki to use their main technologies for Digital Minilabs to produce high quality prints. Noritsu Koki will combine these technologies with their own production technologies and know-how to develop and produce Digital Minilabs.

- Both companies will add the newly developed Digital Minilabs to their own line of products.

- The two companies will market the first of such products, a reasonably priced Digital Minilab. It is equipped with the new Noritsu Koki-developed "iBeam Engine"*1 and it supports the FUJIFILM CP-49E Chemical System"*2 which makes high quality prints when

combined with FUJIFILM color papers.

(2) Cooperation in After Sales Service

The two companies will cooperate in the field of after sales services for the Digital Minilabs of both companies which are currently being used in "Retail Printing".

•

The companies aim to provide consistent and reliable services for users of Digital Minilabs through the establishment of a program for more efficient delivery of services.

*1

A digital exposure engine which makes beautiful silver halide photography prints with a resolution of 300 dpi.

*2

A Fujifilm-developed rapid processing chemical system that guarantees time-saving efficiency through its simple, clean and safe one-touch chemical mixing feature.

Media contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: +81-3-3406-2490

Noritsu Koki Co., Ltd.

General Affairs and Public Relations Group Human Resources Development

Tel: +81-073-454-0307

Fujifilm Establishes a Branch Office in India to Further Expand Business

April 3, 2006

Fuji Photo Film Co., Ltd. (President & CEO: Shigetaka Komori; hereafter, Fujifilm) announced that it has upgraded its office in India from a Representative Office to a Branch Office, effective as of April 1 this year, with the aim of further expanding its business in India. At present, the Branch Office is in the process of obtaining necessary operational registrations in India, and is to conduct its activities in due course upon obtaining the requisite registrations.

A sizable and continuous economic growth is envisaged in India, one of the rapidly emerging "BRICs" countries, where the markets relevant to Fujifilm's businesses also have high prospects for growth.

Fujifilm, since the 1970's, has been exporting goods to authorized Indian distributors, conducting and expanding sales activities and, through these activities, has established a strong business base in India. Pursuant to these activities, Fujifilm established its Representative Office in India in 1995 and the office has since promoted business engagements between Fujifilm group companies and Indian companies. One of the two core activities of the new Branch Office is to start its own sales and marketing activities in India, while the other is to enhance the technical and marketing support Fujifilm provides to its authorized Indian distributors. Through these new initiatives and efforts, Fujifilm is determined to further expand its business in India.

By the establishment of the Branch Office, Fujifilm will improve its capacity

in India to provide its customers in this immensely fast-growing market with solutions that best meet their needs, on different business fronts such as Photo Imaging, Medical Imaging & Life Science, Graphic Arts and Recording Media, with the objective of making contributions to the growth of these industries in India.

About India Branch Office :

(1) Name:
Fuji Photo Film Co. Ltd. India Branch Office

(2) Business activities:
Import / Sale of Fujifilm Products, Provision of Service & Support to Indian Distributors & Customers

(3) Location:
New Delhi, India.

(4) Number of Employees:
15 persons (planned at the end of the first year).

Media Contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: 81-3-3406-2490

Fujifilm website:

Japanese :http://fujifilm.jp/

English :http://www.fujifilm.com/

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News Releases

Accelerating Response to Rapid Growth in LCD Demand Fujifilm to Build 2nd and 3rd Factories in Kumamoto

April 3, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori; hereinafter referred to as "Fujifilm") has decided to build new factories, bringing forward its original schedule. Fujifilm will invest 70 billion yen to build second and third FUJITAC factories for FUJIFILM Kyushu Co., Ltd. (President: Teruo Yamaguchi; Location: Kikuyo-cho, Kikuchi-gun, Kumamoto) in response to the rapidly expanding market for liquid crystal displays (LCD), especially LCD-TVs. Added to the 40 billion yen investment in the FUJIFILM Kyushu's first plant, this will bring Fujifilm's total investment to a total of approximately 110 billion yen.

With the improvement of liquid crystal display performance, the shift to digital television transmission and the addition of popularly priced systems, the global LCD market is growing swiftly as they sweep through Japan, the US and Europe. Display screens are growing larger, and the total area of LCD displays produced annually is expected to be 2.5 times larger in fiscal 2008 than it was in fiscal 2005.

Responding to the surging demand for FUJITAC, a material indispensable to LCDs, Fujifilm decided to construct its second and third FUJITAC plants at Fujifilm Kyushu, a new production base for flat panel display materials.

Fujifilm has positioned production of materials for LCDs and other flat panel displays as a core business and will sustain its investments in R&D and enhanced production capacity. Fujifilm contributes to the flat-panel display market with five unique and strong products: FUJITAC(*1), which is indispensable to polarizing films for LCD panels; WV Film (*2), which widens viewing angles; CV Film(*3), which has strong antireflective effects on panel screens; Transer(*4), a film used to produce color filters; and Color Mosaic(*5). In addition to these five products, Fujifilm is developing and marketing new products that utilize its own proprietary technology for LCD televisions, a market expected to grow rapidly in the future. Fujifilm intends to continue expansion in this field as part of its overall growth strategy.

(*1) FUJITAC: Made from cellulose triacetate (TAC) material, FUJITAC contains superior optical qualities and is used as a protective film for the polarizing films used in LCDs.

(*2) WV Film: A film that greatly widens the viewing angles of LCD panels. It is a product unique to Fujifilm.

(*3) CV Film: An antireflective film for the surfaces of LCD panels. Its characteristics include low reflectivity, high precision and high resistance to dust and dirt.

(*4) Transer: A film used to produce color filters for LCDs. A color LCD panel is created by transferring red, green, blue and black color layers from this film to the glass board using the dry lamination technique. It is optimal for use in manufacturing large LCD panels.

(*5) Color Mosaic: Color resists for LCD color filters; suitable for every type of LCD such as transparent, trans-flective and reflective types. . The wide range of functional materials includes primary colors, complementary colors and photo spacers to control LC cell gaps.

1.Construction site: FUJIFILM Kyushu Co., Ltd. (Kikuyo-cho, Kikuchi-gun, Kumamoto)

2.Investment: approx. 70 billion yen

3.Overview

Plant	Fujifilm Kyushu Factory 2	Fujifilm Kyushu Factory 3
Lines	2	2
Ground-breaking	2nd phase construction April 2006	3rd phase construction December 2006
Start of operations	August 2007	April 2008
Total floor area	Approx. 38,000 m^2	Approx. 38,000 m^2

<FUJITAC Supply Structure accompanying new factory construction of Fujifilm Kyushu (including high-performance FUJITAC)>

	FUJITAC conversion supply capacity (yearly)			Total capacity
	Fujifilm Kyushu Factory 1	Fujifilm Kyushu Factory 2	Fujifilm Kyushu Factory 3	
As of March 2006				Existing plant (*6) 280 million m^2
October 2006 (2 months ahead of schedule)	Line 1 50 million m^2			330 million m^2
February 2007 (2 months ahead of schedule)	Line 2 50 million m^2			380 million m^2
August 2007		Line 3 50 million m^2		430 million m^2

December 2007		Line 4 50 million m^2		480 million m^2
April 2008			Line 5 50 million m^2	530 million m^2
August 2008			Line 6 50 million m^2	580 million m^2

(*6) Existing plant consists of Ashigara Site Fujifilm Kanagawa Factory and Fujifilm Opto Materials Co., Ltd. Factories 1-4.

Media Contact:
Fuji Photo Film Co., Ltd.
Corporate Communications Division, Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese :http://fujifilm.jp/
English :http://www.fujifilm.com/

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Fusion of diversified advanced technologies creates new value for customers! Intellectual Fusion, Innovation, and Value Creation: Opening of FUJIFILM Advanced Research Laboratories

April 12, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori, hereinafter referred to as "Fujifilm") has announced that it has opened the FUJIFILM Advanced Research Laboratories to serve as the core R&D facility for the Fujifilm Group.

Fujifilm aspires to contribute to society in culture, science and technology, industry, health, and environmental preservation by developing original advanced technology and providing products and services that embody its advanced concepts of customer value. In conducting cross sectional fundamental research and developing core technologies that are the foundation of new business and products, the Fujifilm Advanced Research Laboratories will serve as an engine powerfully propelling the creation of new value to customers.

The new research center brings under one roof engineers specializing in fields from chemistry and physics to optics, electronics, and software. Their areas of concentration represent a broad spectrum, including organic synthesis; thin multi-layer coating; precision micromachining; lens design; lasers; image processing, which are all cultivated through the development and manufacture of silver halide film and digital minilabs. Guided by the concept of "Intellectual Fusion, Innovation, and Value Creation," Fujifilm

will dynamically cross-fertilize the knowledge and methods of disparate fields to create unique, innovative technologies by strengthening collaboration with Fujifilm group companies such as Fuji Xerox and Fujinon, and actively promote alliances with other companies as well as industrial-academic collaborations.

The new center comprises three different research laboratories and multiple project teams. The two corporate laboratories, the Advanced Core Technology Laboratories, which will pursue the original future technologies, and the Organic Synthesis Chemistry Research Laboratories, which furthers research on the company's core technologies related to organic materials, will integrate their respective technologies on a project basis. Fujifilm will strive to develop technologies that will secure an overwhelming lead in highly functional materials, devices, and systems. To bolster and expand its future key business field of medical technologies, Fujifilm located its Life Science Research Laboratories within the new research center. By fusing market needs with the technological seeds of the advanced materials and devices developed by the two corporate laboratories, Fujifilm will create groundbreaking innovative products with significant added value.

Throughout the new research center, design elements suggested by the researchers themselves embody the concept of "Intellectual Fusion, Innovation and Value Creation." These include the "Open-plan Space" designed to bring together researchers from disparate fields across organizational barriers and encourage the exchange of innovative ideas as well as the "Open Laboratory," which enables researchers to swiftly launch joint experiments with external partners. By including various design concepts created by the researchers themselves in the laboratory, Fujifilm intends to develop an outstandingly innovative research group aiming at market creation from the perspective of customer value. Viewing the present as the period of its "second foundation" and uniting all corporate elements in the pursuit of structural reform, Fujifilm will further the new long-term growth strategy of "Creating New Businesses" through robust investment in growing business fields, M&A, and its new research center.

Profile of FUJIFILM Advanced Research Laboratories

Location: 577-1 Ushijima, Kaisei Town, Ashigarakami-gun, Kanagawa Prefecture, 258-8577

Telephone: 0465-86-1111

English name: FUJIFILM Advanced Research Laboratories (FF ARL)

Total area: roughly 56,000m2 (excluding energy supply building)

Initial number of employees: approximately 600

Media Contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: 81-3-3406-2490

Fujifilm website:

Japanese :http://fujifilm.jp/

English :http://www.fujifilm.com/

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News Releases

New management structure for "Second Foundation" "FUJIFILM Holdings Corporation" to Launch on October 1

April 27, 2006

Fuji Photo Film Co., Ltd. (President and CEO: Shigetaka Komori; hereinafter Fujifilm), announced today that it resolved a decision at its Board of Directors meeting to start a holding company structure on October 1, 2006, launching a new holding company and new operating companies. The names of the new companies have also been decided along with candidates for membership of the Board of Directors. The administration will be launched under the new structure on October 1, subject to approval at the annual Shareholders' Meeting, to be held on June 29, 2006.

On October 1, the current Fuji Photo Film Co., Ltd. will become the holding company, FUJIFILM Holdings Corporation (hereinafter FUJIFILM Holdings) to provide strategic management of the entire Fujifilm Group. Through this change, the Fujifilm Group will shift to a new group management structure. FUJIFILM Holdings will be directly responsible for the two major operating companies, FUJIFILM Corporation and Fuji Xerox Co., Ltd.

Fujifilm has consistently been engaged in activities intended to disseminate and further develop the "Culture of Photography" since its establishment in 1934, when it aimed at domestic production of photographic films. Photography is indispensable to humankind because of its ability to express the full spectrum of human emotions such as joy, sadness and love. Fujifilm remains firmly committed to its belief that its mission is to

preserve and nurture the culture of photography, and make contributions for the further progress of that culture by fusing it with digital technologies. In addition, Fujifilm has expanded its business domain by adding a diverse range of advanced technologies to the core technologies nurtured through photography. The new domain includes such businesses as the flat panel display materials business in which Fujifilm has successfully developed a protective film for the polarizing films used in LCDs, for which demand is increasing at a rapid pace; the medical imaging and life science businesses; the graphic arts business with a main focus on printing materials; and documents business dealing primarily with copiers and printers. With the shift to a holding company structure, Fujifilm has decided to change the company name to reflect the intended expansion into business domains beyond photography, while inheriting the assets of "Fujifilm," which is an established corporate brand with a global reputation for reliability and high quality products and services.

The corporate governance system for management of the entire corporate group will undergo change with the transition to the holding company structure. Under the new structure, FUJIFILM Holdings will provide strategic management functions for the entire Fujifilm Group and firmly promote "effective management of resource allocation," "increased areas of synergy among Fujifilm Group companies," "cultivation and effective utilization of personnel," as well as "improved efficiency of common operations." The Board of Directors of FUJIFILM Holdings will be comprised of individuals selected from both companies of the current Fuji Photo Film Co., Ltd. and Fuji Xerox Co., Ltd. in order to facilitate smooth implementation of such functions. FUJIFILM Holdings will incorporate management sections to support decisions made at Board of Directors meetings. These sections include Group Business Planning, Accounting, Personnel, Legal Affairs, General Affairs, and IT.

The Fujifilm Group places the present time as a period of its "Second Foundation" or redefinition. Under the new consolidated management structure with FUJIFILM Holdings at its core, the Fujifilm Group will enhance new growth strategies through aggressive investments for growing businesses and the creation of new businesses through active M&A and enhanced research and development.

New structure

<New company name>
(starting on October 1, 2006)

Holding company:
FUJIFILM Holdings Corporation

Operating companies:
FUJIFILM Corporation
Fuji Xerox Co., Ltd. (unchanged)

<Candidates for new Directors>

1. Fuji Photo Film Co., Ltd.
(June 29, 2006 - September 30, 2006)

President
Shigetaka Komori

Director
Toshio Takahashi

Director
Hisatoyo Kato

Director
Tadashi Sasaki

Director
Shinpei Ikenoue

Director
Kohtaro Nakamura

Director
Nobuhira Takagi

Koji Kamiyama

Director
Tsutomu Sugisaki

Director
Noboru Sasaki

Director
Hisamasa Abe

Director
Akio Mitsui

Director
Yuzo Toda

Full-time Corporate Auditor
Masahiro Miki

Full-time Corporate Auditor
Keiichi Inuzuka

External Auditor
Kiichiro Furusawa

External Auditor
Daisuke Ogawa (President of DAICEL CHEMICAL INDUSTRIES, LTD.)

2. FUJIFILM Holdings Corporation
(starting on October 1, 2006)

President
Shigetaka Komori

Director
Toshio Takahashi

Director
Hisatoyo Kato

Director
Tadashi Sasaki

Director
Shinpei Ikenoue

Director
Kohtaro Nakamura

Director
Toshio Arima (President of Fuji Xerox Co., Ltd.)

Director
Nobuoki Okamura (Director of Fuji Xerox Co., Ltd.)

Full-time Corporate Auditor
Masahiro Miki

Full-time Corporate Auditor
Keiichi Inuzuka

External Auditor
Kiichiro Furusawa

External Auditor
Daisuke Ogawa

3. FUJIFILM Corporation
(starting on October 1, 2006)

President
Shigetaka Komori

Director
Toshio Takahashi

Director
Hisatoyo Kato

Director
Tadashi Sasaki

Director
Shinpei Ikenoue

Director
Kohtaro Nakamura

Director
Nobuhira Takagi

Director
Koji Kamiyama

Director
Tsutomu Sugisaki



Director
Noboru Sasaki

Director
Hisamasa Abe

Director
Akio Mitsui

Director
Yuzo Toda

Auditor
Masahiro Miki

Auditor
Kiichiro Furusawa

Auditor
Keiichi Inuzuka

Media Contact: Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: 81-3-3406-2490

Fujifilm website:

Japanese :http://fujifilm.jp/

English : http://www.fujifilm.com/

News Releases

Fuji Photo Film Co. Acquires Dimatix, Inc., the Top U.S. Industrial Inkjet Printhead Manufacturer

Expands its Inkjet Business by Integrating Leading Edge Materials Technologies and Printhead Technology

June 13, 2006

Fuji Photo Film Co., Ltd. (President: Shigetaka Komori, hereinafter " Fujifilm") has made the decision to purchase Dimatix, Inc. (headquarters: California, U.S.A., hereinafter " Dimatix"), the leading manufacturer of industrial inkjet printheads. A purchase agreement has recently been concluded and the transaction is expected to be completed in July 2006. Dimatix will become a wholly owned subsidiary of Fujifilm.

Dimatix is a world leader in the research, development, manufacture and sale of printheads used in industrial inkjet printers, which are increasingly being used in such fields as outdoor advertising and packaging materials. As such, the company supplies printheads and provides after-sales service to printer manufacturers and various other users. Using MEMS[1], Dimatix has developed advanced piezoelectric printheads[2] that feature superior quality and excellent durability. The superb technology, quality, and service embodied by these products have earned the company a highly competitive share of the world market. Dimatix intends to continue the development of top-quality and reliable printheads, which it will supply to printer manufacturers and other customers, maintaining strong relationships with them.

In February 2005, Fujifilm acquired Sericol Group Limited in the U.K. Sericol is a market leader in the supply of UV ink for the industrial inkjet market. Similarly, in February 2006, Fujifilm acquired Avecia Inkjet Limited, a U.K. company, who is the leading manufacturer of ink dyes used in inkjet printers. Through these acquisitions, Fujifilm is accelerating and expanding the growth of its inkjet business. Fujifilm is now developing advanced ink technologies by applying the high-level materials development technologies and expertise in synthetic compounds it has gained through the development of films used in such fields as silver halide photography, graphic arts, and medical imaging. By fusing the advanced printhead technologies owned by Dimatix with the sophisticated ink technologies owned by the Fujifilm group, Fujifilm will develop unrivaled high-quality imaging, realize image outputting on various new materials, and expand its industrial inkjet business.

Fujifilm established " building new growth strategies" as one of its fundamental strategies. The company is considerably strengthening its plant and facilities investment and R&D, while enlarging its new businesses through aggressive mergers and acquisitions. The recent acquisition is one facet of this growth strategy.

Notes

1) MEMS (Micro Electro Mechanical Systems)

MEMS is a general term that refers to technologies that are used to create 3-dimensional electronic and mechanical structures on silicon substrates on the micrometer level, and manufactured parts using such technologies. By applying these technologies and parts to inkjet heads, it becomes possible to arrange high-precision inkjet nozzles with great accuracy and density, and to manufacture inkjet heads that are both mechanically and chemically stable.

2) Piezoelectric Heads

Piezoelectric heads have piezo elements (voltage elements) that change shape mechanically in response to electrical voltage. These elements in turn change the shape of pressure chambers containing ink, which causes the ink to spray out. Because high heat is not applied to the ink, various

kinds of ink can be sprayed, making this method ideal for industrial applications.

Overview of Dimatix, Inc.

Established:
1984

Sales volume:
Approximately 9 billion yen (year ended December 2005)

Employees:
Approximately 300 (as of the end of May 2006)

Locations:
Santa Clara, CA, U.S.A. (headquarters, R&D)
Lebanon, New Hampshire, U.S.A. (manufacturing, sales and marketing, customer service)

Media Contact:

Fuji Photo Film Co., Ltd.

Corporate Communications Division, Public Relations Division

Tel: +81-3-3406-2490

Website URL: http://www.fujifilm.com

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